Form 10KSB40, Exhibit 13
period 1998-12-31
CARNEGIE FINANCIAL CORP /PA/
filed 1999-03-29
CIK 17732

                         Carnegie Financial Corporation

Corporate Profile

     Carnegie Financial Corporation (the "Company") is a Pennsylvania corporation organized in February 1998 at the direction of Carnegie Savings Bank (the "Bank") to acquire all of the capital stock that the Bank issued in its conversion from the mutual to stock form of ownership (the "Conversion"). On July 10, 1998, the Bank completed the Conversion and became a wholly owned subsidiary of the Company. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. The Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Company's portion of the net proceeds obtained in the Conversion.

     The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS"), and its deposits are federally insured by the Federal Deposit Insurance Company. The Bank is a member of and owns capital stock in the Federal Home Loan Bank ("FHLB") of Pittsburgh, which is one of the 12 regional banks in the FHLB system. The Bank operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by single family residential real estate primarily in the borough of Carnegie and the surrounding municipalities.

Stock Market Information

     The Company's common stock has been traded on the OTC Electronic Bulletin Board under the trading symbol of "CAFN" since it commenced trading on July 10, 1998. The following table reflects high and low bid quotations. The quotations reflect inter-dealer prices, without retail mark-up, mark- down, or commission, and may not represent actual transactions. During and for the year ended December 31, 1998, the Company did not pay nor declare any dividends.


                       Date                  High ($)            Low ($)
                       ----                  --------            -------

July 10, 1998 to August 31, 1998              11.88               9.31

September 1, 1998 to December 31, 1998        10.00               8.13




     The number of shareholders of record of common stock as of the record date of March 15, 1999, was approximately 171. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 15, 1999, there were 238,050 shares outstanding. The Company's ability to pay dividends to stockholders is dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below the regulatory capital requirements imposed by the OTS.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses, and general economic conditions. Carnegie Financial Corporation undertakes no obligation to publicly release the results of any revisions to those forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

     Carnegie Financial Corporation ("Carnegie" or the "Company") is a Pennsylvania corporation organized in February 1998 at the direction of Carnegie Savings Bank (the "Bank") to acquire all of the capital stock that the Bank issued in its conversion from the mutual to stock form of ownership (the "Conversion"). On July 10, 1998, the Bank completed the Conversion and became a wholly owned subsidiary of the Company. In addition, Carnegie sold 238,050 shares of common stock at $10 per share, raising net proceeds of approximately $1.9 million (the "initial public offering").

     Carnegie is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. The Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Company's portion of the net proceeds obtained in the Conversion.

Asset/Liability Management

     The Bank's net interest income is sensitive to changes in interest rates, as the rates paid on interest-bearing liabilities generally change faster than the rates earned on interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates.

     The board of directors manages the interest rate sensitivity of the Bank through the determination and adjustment of asset/liability composition and pricing strategies. The board of directors meets quarterly to monitor the impact of interest rate risk and developed strategies to manage its liquidity, shorten the effective maturities of certain interest earning assets and increase the effective maturities of certain liabilities, to reduce the exposure to interest rate fluctuations. These strategies include focusing its investment activities on short and medium-term securities , maintaining and increasing the transaction deposit accounts, as these accounts are considered to be relatively resistent to changes in interest rates and utilizing Federal Home Loan Bank ("FHLB") borrowings.

Gap Analysis

     As rates on sources of funds have become deregulated and subject to competitive pressures, savings associations have become increasingly concerned with the extent to which they are able to match maturities of interest-earning assets and interest-bearing liabilities. Such matching is facilitated by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is considered to be interest rate sensitive if it will mature or reprice within a specific time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period over interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap theoretically would tend to adversely affect net interest income. Conversely, during a period of falling interest rates, a negative gap position would theoretically tend to result in an increase in net interest income.

     These assumptions change over time based upon the current economic outlook. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable. However, the interest rate sensitivity of the Bank's assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions. No consideration has been provided for the impact of future commitments and loans in process.

     Certain shortcomings are inherent in the methods of analysis presented in the following table setting forth the maturing and repricing of interest-earning assets and interest-bearing liabilities. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates while interest rates on other types of assets may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to make scheduled payments on their adjustable-rate loans may decrease in the event of an interest rate increase.

     The following table sets forth the amount of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1998, which are expected to reprice or mature in each of the future time periods shown. The amount of assets or liabilities shown which reprice or mature during a particular period were determined in accordance with the contractual terms of the asset or liability.

                               Less than      1-5        5-10       Over
                                 1 year      Years       Years    10 Years      Total
                                 ------      -----       -----    --------      -----
Interest-earning assets:

  Loans receivable             $  1,442    $  1,549    $  1,130    $ 10,530   $ 14,651

  Mortgage-backed securities      1,667         148          22         256      2,093

  Investment Securities              55         245         499         951      1,750

  Other interest-earning
    assets                          752          --         199          --        951
                               --------     -------     -------     -------    -------
  Total interest-earning          3,916       1,942       1,850      11,737     19,445
    assets                     ========     =======     =======     =======    =======


Interest-bearing liabilities

  NOW accounts                 $  1,248    $     --    $     --    $     --   $  1,248

  Savings accounts                3,648          --          --          --      3,648

  Certificates of deposit         6,316       2,976         602          --      9,894

  Other interest-bearing
    liabilities                     200       1,000          --          --      1,200
                               --------     -------     -------     -------    -------
  Total interest-bearing
    liabilities                $ 11,412    $  3,976    $    602          --   $ 15,990
                               ========     =======     =======     =======    =======

Excess interest-earning
  assets (liabilities)         $ (7,496)   $ (2,034)   $  1,248    $ 11,737

Cumulative interest-
  earning assets               $  3,916    $  5,858    $  7,708      19,445

Cumulative interest-
  bearing liabilities            11,412      15,388      15,990      15,990
                               --------     -------     -------     -------

Cumulative gap                 $ (7,496)   $ (9,530)   $ (8,282)   $  3,455
                               ========     =======     =======     =======
Cumulative interest rate
  sensitivity ratio (1)           (0.34)      (0.38)      (0.48)       1.22
                               ========     =======     =======     =======

____________________________
(1) Cumulative interest-earning assets divided by cumulative interest-bearing liabilities.

FINANCIAL CONDITION

     Total assets increased by approximately $3,365,000 or 20.1% to $20,085,000 at December 31, 1998 from $16,719,000 at December 31, 1997. The increase in assets was funded primarily as a result of receipt of $1.9 million in net proceeds from the sale of 238,050 shares of common stock in the initial public offering, and a $1,000,000 FHLB advance.

     Total investment and mortgage-backed securities decreased $1,217,000 or 24.0% from $5,059,000 at December 31, 1997 to $3,842,000 at December 31, 1998.
The overall declining interest rate environment has resulted in an increase in the receipt of principal prepayments on mortgage-backed securities during the year, and has stimulated an increase in debt securities being called. There has been limited activity by management during the period as focus on investment opportunities has been directed toward meeting a demanding loan environment.

     Net loans receivable increased $4,927,000 or 51.4% from $9,585,000 at December 31, 1997 to $14,512,000 at December 31, 1998. The loan growth generated during 1998 was largely from increases in loans secured by residential real estate and the offering of a commercial line of credit product. These segments of the portfolio increased $4,521,000 and $304,000, respectively. Of the residential mortgage loan increase, $1,001,000 consisted of new construction loans. In addition, the Company has approximately $2.1 million in commitments to fund loans as a direct result of the economic health of the Company's market area and the competitive pricing of its loan products. As previously stated, the funding of this loan growth was mainly provided by the usage of funds from the stock offering, principal repayments from mortgage-backed securities and an advance from the FHLB.

     Deposits remained relatively stagnant, increasing slightly by $194,000 to $15,372,000 at December 31, 1998 from $15,178,000 at December 31, 1997 due to the competitiveness of deposits within the Company's market area, as well as the usage of deposits for subscriptions in the stock offering. Money market deposit accounts increased 273,000 or 8.1%, transaction accounts increased $253,000 or 16.0%, while total certificates of deposit decreased $331,000 or 3.2%. These events seem to indicate the customers willingness to maintain accessible deposits at slightly lower interest rates until more advantageous interest rate products become available.

     In order to support its business development and interest rate risk, the Company obtained funding through a variety of borrowings from the FHLB for $1,200,000. These borrowing arrangements have staggering maturities which range from one to five years.

     Stockholder's equity increased $1,867,000 to $3,037,000 at December 31, 1998 from $1,170,000 at December 31, 1997 as a result of the $1,905,000 net proceeds received in the initial public offering. This increase was offset by $190,000 from the implementation of an Employee Stock Ownership Plan ("ESOP") for the benefit of participating employees.

RESULTS OF OPERATIONS

     Net loss decreased $16,000 or 29.6%, to $38,000 for the year ended December 31, 1998 from a net loss of $54,000 for the same period ended 1997. This decrease was the result of increases in net interest and noninterest income of $83,000 and $27,000, respectively, and an offsetting increase to noninterest expense of $83,000 coupled with a decrease in income tax benefit of $41,000.

     The Company's net interest income increased $83,000 or 14.7% from $565,000 for the year ended December 31, 1997 compared to $648,000 for the same period ended 1998, due to an increase of $107,000 or 8.7% in interest income, which totaled $1,344,000 for 1998 as compared to $1,237,000 for 1997. The increase in interest income more than offset the $25,000 or 3.6% increase in interest expense. Overall, the interest rate spread decreased from 3.20% for the year ended December 31, 1997 to 3.01% for the same period ended 1998. Contributing significantly to the interest rate spread decline was a decline in the loan interest rate environment coupled with the Bank's competitive pricing of its certificate of deposit products.

Average Balance Sheet

     The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.

                                                                              Year ended December 31,
                                                   --------------------------------------------------------------------------
                                                                  1998                                    1997
                                                   ------------------------------------    ----------------------------------
                                                                             (Dollars in thousands)
                                                   Average                 Average        Average                  Average
                                                   Balance     Interest    Yield/Cost     Balance      Interest    Yield/Cost
                                                   -------     --------    ----------     -------      --------    ----------
Interest-earning assets:
 Loans receivable(1)............................    $ 11,709     $  998      8.52%        $ 9,730        $  873      8.97%
 Mortgage-backed securities.....................       2,467        162      6.57%          2,690           173      6.43%
 Investment securities..........................       2,291        140      6.11%          2,369           137      5.78%
 Other interest-earning assets(2)...............         829         44      5.31%            943            53      5.62%
                                                    --------      -----     -----         -------         -----      ----
  Total interest-earning assets.................      17,296      1,344      7.77%         15,732         1,236      7.86%
                                                                  -----                                   -----
Non-interest-earning assets.....................       1,075                                  516
                                                     -------                               ------
  Total assets..................................    $ 18,371                              $16,248
                                                     -------                               ------
Interest-bearing liabilities:
 NOW accounts...................................    $  1,111         23      2.07%         $1,150            13      1.13%
 Savings accounts...............................       3,532         89      2.52%          3,346            87      2.60%
 Certificates of deposit........................       9,777        575      5.88%          9,888           571      5.77%
 Other liabilities..............................         212          9      4.26%             12            --        --%
                                                    --------      -----     -----         -------         -----

  Total interest-bearing liabilities...........       14,632        696      4.76%         14,396           671      4.66%
                                                     -------      -----                   -------         -----
Non-interest bearing liabilities:...............
 Other liabilities..............................       1,811                                  596
                                                     -------                              -------
 Total liabilities..............................      16,443                               14,992
                                                     =======                              =======
Stockholders' equity............................       1,928                                1,256
                                                     -------                              -------
 Total liabilities and stockholders' equity.....    $ 18,371                              $16,248
                                                     =======                              =======

Net interest income.............................                 $  648                                  $  565
                                                                  =====                                   =====
Interest rate spread(3).........................                             3.01%                                   3.20%
                                                                           ======                                  ======
Net yield on interest-earning assets(4).........                             3.75%                                   3.59%
                                                                           ======                                  ======
Ratio of average interest-earning assets to
  average interest-bearing liabilities..........                           118.20%                                 109.28%
                                                                           ======                                  ======

_________________________________
(1)  Average balances include non-accrual loans.
(2)  Includes investment-bearing deposits in other financial institutions.
(3)  Interest-rate spread represents the difference between the average yield on
     interest-earning   assets  and  the   average   cost  of   interest-bearing
     liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

     The table below sets forth  certain  information  regarding  changes in our interest  income  and  interest  expense  for the  periods  indicated.  For each category of interest-earning assets and interest- bearing liabilities, information is provided on changes attributable to (i) changes in volume
(changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume). Increases and decreases due to both rate and volume, which cannot be separated, have been allocated proportionally to the change due to volume and the change due to rate.

                                             Year Ended December 31,
                                                 1998 vs. 1997
                                               Increase (Decrease)
                                                     Due to
                                      --------------------------------------
                                      Volume           Rate           Net
                                      ------           ----           ---
                                                 (In Thousands)
Interest income:
Loans receivable.....................  $ 178           $(53)         $125
Mortgage-backed securities...........    (14)             3           (11)
Investment securities................     (4)             7             3
Other interest-earning assets........     (6)            (3)           (9)
                                        -----          -----         -----
  Total interest-earning assets......   $154           $(46)         $108
                                       ======          =====         =====
Interest expense:
 NOW accounts........................  $  --            $10          $ 10
 Savings deposits....................      5             (3)            2
 Certificates of deposit.............     (6)            10             4
 Other interest-bearing liabilities..     --              9             9
                                        -----          -----         -----
  Total interest-bearing liabilities.     (1)            26            25
                                        -----          -----         -----

Change in net interest income........  $ 155           $(72)         $ 83
                                       ======          =====         =====



     The increase in interest income resulted primarily from an increase of $125,000 or 14.3% in earnings on loans while offset by smaller fluctuations in all other interest income categories. The average principal balance for loans increased $1,979,000 or 20.3%, driven substantially by the Company's residential real estate market. As stated previously, this increase is the result the economic viability of the Company's market area. The overall increase in interest income on loans was softened slightly by the impact of a decline in the yield on loans from 8.97% for 1997 compared to 8.52% for 1998.

     The increase in interest expense resulted from an increase in interest on deposits and borrowings of $16,000 and $8,000, respectively, from a total of $671,000 for the year ended December 31, 1997 to $696,000 for the same period ended 1998. This increased expense was primarily due to an increase in the total average principal balance of $236,000 coupled with a slight increase in the cost of funds from 4.66% for the year ended December 31, 1997 to 4.76% for the same period ended 1998.

     Based upon management's continuing evaluation of the adequacy of the allowance for loan losses which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors, the provision for loan losses decreased by $29,000 for the year ended December 31, 1998 compared to the same period ended 1997. Management believes the allowance for loan losses is at a level that is considered to be adequate to provide for estimated losses; however, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

     Noninterest income, which is comprised of service charges on deposit accounts, gains and losses on sales of securities, and other income increased $27,000 or 64.1% to $69,000 for the year ended 1998 compared to $42,000 for the same period ended 1997. There was an increase of $8,000 resulting from the addition of two ATM's during 1998 and the imposition of an ATM convenience charge for noncustomers, as well as smaller dollar increases in various other income accounts.

     Noninterest expense increased $83,000 or 12.8% to $725,000 for the year ended December 31, 1998 from $643,000 for the same period ended 1997. Compensation and benefits increased $58,000 or 19.7% compared to the prior period due to increased benefit costs associated with an increase in salaries to employees coupled with the implementation of the ESOP. On January 11, 1999, stockholders of the Company approved the implementation of a restricted stock plan ("RSP") for the benefit of participating employees and directors. Compensation and benefits will increase during fiscal year 1999 due to the implementation of the RSP.

     New data processing expenses increased $26,000 or 28.4% due to both volume of transactions and an increase in third party costs relating both to the stock conversion and year 2000 readiness. There also was an increase of $67,000 in real estate operations expense due to the settlement of approximately $480,000 in previously foreclosed properties. Offsetting these increases was a decrease in other expenses of $77,000 due mainly to the implementation of a director's benefit plan in 1997.

     Income tax benefit decreased $40,000 or 75.0% from $54,000 for the year ended December 31, 1997 as compared $14,000 for the same period ended 1998. This decrease is the result of a decrease in pretax loss of $56,000.

LIQUIDITY AND CAPITAL RESOURCES

     The primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, funds provided from operations and advances from the FHLB of Pittsburgh. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions, and competition. The Bank uses its resources primarily to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, investments in other interest-earning assets, maintenance of necessary liquidity, and to meet operating expenses.

     Net cash provided by operating activities for the year ended December 31, 1998 was $290,000 as compared to net cash used for operating activities of $73,000 for the same period ended 1997. This increase was primarily the result of an increase in the net losses on sales of real estate owned of $72,000, a decrease in deferred income taxes of $61,000, and an increase in accrued expenses relating to employee benefit plans and costs associated with operating a public company. These increases to net cash provided by operating activities were partially offset by a decreases of $29,000 in provision for loan losses.

     Net cash used for investing activities for the year ended December 31, 1998 increased $2,394,000 to $3,511,000 from $3,117,000 for the year ended December 31, 1997. This increase was primarily attributable to a $4,835,000 increase in net loans receivable while being offset somewhat by a net increase in cash provided by investment and mortgage-backed securities of $2,200,000. As noted previously, management funded its loan demand by reducing its holdings in investment and mortgage-backed securities.

     Net cash provided from our financing activities for the year ended December 31, 1998 increased $1,851,000 to $3,336,000 from $1,484,000 for the same period ended 1997. This increase consisted of receipt of $1,905,000 from net proceeds in the initial public offering and an increase in borrowed funds of $1,200,000 offset by a decline in the increase in deposits of $1,606,000 due primarily from conversion of subscription orders to common stock.

     Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the savings and loan industry, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on the Company's commitment to make loans and management's assessment of the Company's ability to generate funds. The Company is also subject to federal regulations that impose certain minimum capital requirements.

IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and the accompanying notes presented elsewhere in this document, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and inflation. The impact of inflation is reflected in the increased cost of our operations. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

YEAR 2000

     Rapid and accurate data processing is essential to the Bank's operations. Many computer programs can only distinguish the final two digits of the year entered (a common programming practice in prior years) are expected to read entries for the year 2000 as the year 1900 or as zero and incorrectly attempt to compute payment, interest, delinquency and other data. The Bank has been evaluating both information technology (computer systems) and non-information technology systems (e.q. vault timers and electronic door lock). Based upon such evaluations, management has determined that the Bank has year 2000 risk in three areas: (1) Bank's own computer and software, (2) computers of others used by the Bank's borrowers, and (3) computers of others who provide the Bank with processing of certain services.

     Bank's own computers and software. The Bank spent approximately $4,000 through December 31, 1998 to upgrade its computer system and software. This upgrade is expected to have eliminated the year 2000 risk. The Bank does not expect to have material costs to address this risk after December 31, 1998. The Bank considers itself, though there is no assurance, to be year 2000 "ready" in this risk area as of December 31, 1998.

     Computers of others used by the Bank's borrowers. The Bank has evaluated most of their borrowers and does not believe the year 2000 problem should, on an aggregate basis, impact their ability to make payments to the Bank. The Bank believes that most of their residential borrowers are not dependent on their home computers for income and that none of their commercial borrowers are so large that a year 2000 problem would render them unable to collect revenue or rent and, in turn, continue to make loan payments to the Bank. The Bank does not expect any material costs to address this risk area and believes they are year 2000 "ready" in this risk area.

     Computers of others who provide the Bank with processing of certain services. This risk is primarily focused on one third party service bureau that provides virtually all of the Bank's data processing. The service bureau has communicated that it is substantially year 2000 "ready" and subsequent results of testing by the Bank have been positive.

     Contingency Plan. The Bank will continue monitoring their service bureau to evaluate whether its data processing system will fail and is being provided with periodic updates on the status of testing and upgrades being made by the service bureau. If the Bank service bureau fails, the Bank will attempt to locate an alternative service bureau that is year 2000 "ready." If the Bank is unsuccessful, the Bank will enter deposit balances and interest with its existing computer system. If this labor intensive approach is necessary, management and employees will become much less efficient. However, the Bank believes that they would be able to operate in this manner in the short-term, until their existing service bureau, or their replacement, is able to again provide data processing services. If very few financial institution services bureaus were operating in the year 2000, the Bank's replacement costs, assuming the Bank could negotiate an agreement, could be material.

     Successful and timely completion of the year 2000 project is based on management's best estimates derived from various assumptions of future events, which are inherently uncertain, including the progress and results of our external provider, testing plans, and all vendors, suppliers and customer readiness.

          SNODGRASS
[LOGO]    CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS


                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------


Board of Directors and Stockholders
Carnegie Financial Corporation

We have audited the accompanying consolidated balance sheet of Carnegie Financial Corporation and subsidiary, as of December 31, 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Carnegie Savings Bank as of December 31, 1997 and for the year then ended, were audited by other auditors whose report, dated February 17, 1998, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carnegie Financial Corporation and subsidiary as of December 31, 1998 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.




/s/ S.R. Snodgrass, A.C.
-----------------------------------------------
Wexford, PA
February 12, 1999


S.P. SNODGRASS, A.C.
101 BRADFORD ROAD, SUITE 100 WEXFORD, PA 15090-6909 PHONE: 724-934-0344
FACSIMILE: 724-934-0345

                         CARNEGIE FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEET

                                                                              December 31,
                                                                           1998         1997
                                                                        -----------  ----------
ASSETS
     Cash and due from banks                                          $    316,515  $  108,753
     Interest-bearing overnight deposits in other banks                    648,973     742,138
                                                                        -----------  ----------
     Cash and cash equivalents                                             965,488     850,891

     Certificates of deposit in other banks                                199,000     199,000
     Investment securities available for sale                            1,259,532   1,516,685
     Investment securities held to maturity (market
       value of $503,083 and $922,716)                                     489,287     913,903
     Mortgage-backed securities available for sale                       1,026,442     906,869
     Mortgage-backed securities held to maturity (market
       value of $1,082,927 and $1,744,013)                               1,066,910   1,721,250
     Loans receivable (net of allowance for loan losses
       of $138,860 and $114,832)                                        14,512,121   9,585,360
     Accrued interest receivable                                           114,675     107,361
     Premises and equipment                                                248,228     184,878
     Real estate owned                                                           -     480,326
     Federal Home Loan Bank stock                                          102,900           -
     Other assets                                                          100,061     252,918
                                                                        ----------  ----------
             TOTAL ASSETS                                             $ 20,084,644 $16,719,441
                                                                        ==========  ==========
LIABILITIES
     Deposits                                                         $ 15,372,170 $15,177,917
     Borrowed funds                                                      1,200,000           -
     Advances by borrowers for taxes and insurance                         179,563     143,129
     Accrued interest payable and other liabilities                        295,492     228,350
                                                                        ----------  ----------
             TOTAL LIABILITIES                                          17,047,225  15,549,396
                                                                        ----------  ----------
Commitments and contingencies

STOCKHOLDERS' EQUITY
     Preferred stock, no par value; 2,000,000 shares
       authorized; none issued                                                   -           -
     Common stock, $.10 par value; 4,000,000 shares                         23,805           -
       authorized; 238,050 issued and outstanding
     Additional paid-in capital                                          2,072,044           -
     Retained earnings-substantially restricted                          1,118,054   1,156,387
     Unallocated shares held by Employee Stock Ownership Plan (ESOP)      (180,918)          -
     Net unrealized gain on securities                                       4,434      13,658
                                                                        ----------   ---------
             TOTAL STOCKHOLDERS' EQUITY                                  3,037,419   1,170,045
                                                                        ----------   ---------

             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $ 20,084,644 $16,719,441
                                                                        ==========  ==========


See accompanying notes to the consolidated financial statements.

                         CARNEGIE FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENT OF INCOME

                             Year Ended December 31,
                                    1998 1997
                                                                                 ------------------  ------------------
INTEREST AND DIVIDEND INCOME
     Loans receivable                                                                $     997,850      $     873,301
     Interest-bearing deposits in other banks                                               44,351             53,305
     Investment securities
         Taxable                                                                           112,545            105,923
         Exempt from federal income tax                                                     27,371             31,393
     Mortgage-backed securities                                                            161,926            172,627
                                                                                      -------------      -------------
             Total interest and dividend income                                          1,344,043          1,236,549
                                                                                      -------------      -------------
INTEREST EXPENSE
     Deposits                                                                              686,825            670,680
     Borrowed funds                                                                          8,941                567
                                                                                      -------------      -------------
             Total interest expense                                                        695,766            671,247
                                                                                      -------------      -------------
NET INTEREST INCOME                                                                        648,277            565,302

Provision for loan losses                                                                   43,938             73,000
                                                                                      -------------      -------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                                        604,339            492,302
                                                                                      -------------      -------------
NONINTEREST INCOME
     Service fees                                                                           35,281             27,973
     Investment securities gains, net                                                        2,606              1,677
     Other income                                                                           31,070             12,371
                                                                                      -------------      -------------
             Total noninterest income                                                       68,957             42,021
                                                                                      -------------      -------------
NONINTEREST EXPENSE
     Compensation and employee benefits                                                    352,756            294,604
     Occupancy and equipment                                                                43,114             34,262
     Real estate operations, net                                                            60,867             (6,178)
     Data processing                                                                       117,611             91,600
     Other                                                                                 150,901            228,261
                                                                                      -------------      -------------
             Total noninterest expense                                                     725,249            642,549
                                                                                      -------------      -------------

Loss before income tax benefit                                                             (51,953)          (108,226)
Income tax benefit                                                                         (13,620)           (54,425)
                                                                                      -------------      -------------

NET LOSS                                                                             $     (38,333)     $     (53,801)
                                                                                      =============      =============

LOSS PER SHARE (Since inception July 10, 1998)                                       $       (0.13)     $  N/A

WEIGHTED AVERAGE SHARES OUTSTANDING                                                        219,429         N/A



See accompanying notes to the consolidated financial statements.

                         CARNEGIE FINANCIAL CORPORATION
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                             Net
                                                  Additional                              Unrealized       Total
                                       Common       Paid-in      Retained     Unearned    Gain (Loss)   Stockholders' Comprehensive
                                         Stock       Capital     Earnings       ESOP     on Securities     Equity          Loss
                                      --------    -----------   ----------- -----------   -------------  --------------  --------
Balance, December 31, 1996             $     -     $       -    $1,210,188   $        -    $  (14,514)   $ 1,195,674

Net loss                                                           (53,801)                                  (53,801)    $(53,801)
Other comprehensive income:
    Unrealized gain on available
      for sale securities, net of
      reclassification adjustment                                                              28,172         28,172       28,172
                                                                                                                          --------
Comprehensive loss                                                                                                       $(25,629)
                                       -------     ----------    ---------  -----------     ---------      ----------     ========
Balance, December 31, 1997                   -              -    1,156,387            -        13,658      1,170,045

Net loss                                                           (38,333)                                  (38,333)    $(38,333)
Other comprehensive income:
    Unrealized loss on available
      for sale securities, net of
      reclassification adjustment                                                              (9,224)        (9,224)      (9,224)
                                                                                                                          --------
Comprehensive loss                                                                                                       $(47,557)
                                                                                                                          ========
Issuance of 238,050 shares of
  common stock on July 10, 1998,
  net of conversion costs               23,805      2,072,044                  (190,440)                   1,905,409
Release of earned ESOP shares                                                     9,522                        9,522
                                       --------  ------------    ---------   -----------    ---------     ----------
Balance, December 31, 1998           $  23,805   $  2,072,044   $1,118,054   $ (180,918)    $   4,434    $ 3,037,419
                                       ========  ============    =========   ===========    =========     ==========


                                                                                1998             1997
                                                                            ----------       -----------
Components of comprehensive loss:
    Change in net unrealized gain (loss)
    on investment securities available for sale                              $   (7,504)   $   29,279
    Realized gains included in net income, net of tax                            (1,720)       (1,107)
                                                                              ----------     ---------
    Total                                                                    $   (9,224)   $   28,172
                                                                              =========      =========


See accompanying notes to the consolidated financial statements.

                         CARNEGIE FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                    Year Ended December 31,
                                                                                    1998              1997
                                                                                ------------     ------------
OPERATING ACTIVITIES
     Net loss                                                                  $    (38,333)      $    (53,801)
     Adjustments to reconcile net loss to
       net cash provided by operating activities:
         Provision for loan losses                                                   43,938             73,000
         Depreciation, amortization, and accretion, net                              10,973             10,246
         Net losses (gains) on sale of real estate owned                             58,479            (13,693)
         Investment securities gains, net                                            (2,606)            (1,677)
         Deferred income taxes                                                      (20,124)           (81,525)
         Increase in accrued interest receivable                                     (7,314)            (6,117)
         Other, net                                                                 244,875                788
                                                                                 -----------       ------------
         Net cash used for operating activities                                     289,888            (72,779)
                                                                                 -----------       ------------
INVESTING ACTIVITIES
     Investment securities available for sale:
         Purchases                                                               (1,616,699)        (2,322,748)
         Proceeds from sales                                                        417,248            748,062
         Maturities and repayments                                                1,467,029            646,313
     Maturities and repayments of investments held to maturity                      425,000            548,450
     Mortgage-backed securities available for sale:
         Purchases                                                                 (508,321)        (1,053,921)
         Proceeds from sales                                                        143,493                  -
         Maturities and repayments                                                  240,915            167,304
     Maturities and repayments of mortgage-backed securities
       held to maturity                                                             656,853            291,936
     Net increase in loans receivable                                            (4,970,699)          (135,810)
     Proceeds from sale of real estate owned                                        421,847             10,000
     Purchase of Federal Home Loan Bank stock                                      (102,900)                 -
     Purchase of premises and equipment, net                                        (85,153)           (17,025)
                                                                                 -----------       ------------
         Net cash used for investing activities                                  (3,511,387)        (1,117,439)
                                                                                 -----------       ------------
FINANCING ACTIVITIES
     Net increase in deposits                                                       194,253          1,800,092
     Net increase (decrease) in advances by borrowers
       for taxes and insurance                                                       36,434            (15,641)
     Proceeds from borrowed funds                                                 1,200,000                  -
     Repayment of borrowed funds                                                          -           (300,000)
     Net proceeds from the issuance of common stock                               1,905,409                  -
                                                                                 -----------       ------------
         Net cash provided by financing activities                                3,336,096          1,484,451
                                                                                 -----------       ------------
         Increase in cash and cash equivalents                                      114,597            294,233

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                      850,891            556,658
                                                                                 -----------       ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $    965,488        $   850,891
                                                                                 ===========       ============

SUPPLEMENTAL CASH FLOW DISCLOSURE
  Cash paid during the year for:
         Interest on deposits and borrowings                                   $    705,086        $   660,954
         Income taxes                                                                26,378             28,932


See accompanying notes to the consolidated financial statements.

                         CARNEGIE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation
----------------------------------------------

On July 10, 1998, Carnegie Financial Corporation (the "Company") was formed as part of a corporate reorganization completed in connection with the mutual-to-stock conversion of the Carnegie Savings Bank (the "Bank") (see Note
15). As a result of this transaction, the Bank became a wholly-owned subsidiary of the Company. The Company's principal sources of revenue emanate from interest earnings on its investment, mortgage-backed securities, and mortgage loan portfolios. The Bank is a federally-chartered stock savings bank located in Carnegie, Pennsylvania. The Company and the Bank are subject to regulation and supervision by the Office of Thrift Supervision.

The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiary, the Bank. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company's financial statements is carried at the parent company's equity in the underlying net assets.

The accounting principles followed by the Company and the methods of applying these principles conform with generally accepted accounting principles and with general practice within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment and Mortgage-backed Securities
-----------------------------------------

Investment securities, including mortgage-backed securities, are classified at the time of purchase, based upon management's intentions and abilities, as securities held to maturity or securities available for sale. Debt securities, including mortgage-backed securities, acquired with the intent and ability to hold to maturity are classified as held to maturity and are stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using a method which approximates a level yield and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses on available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank (the "FHLB") represents ownership in an institution which is wholly owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying balance sheet.

Loans Receivable
----------------

Loans receivable are stated at their unpaid principal amounts, net of the allowance for loan losses. Interest on loans is recognized as income when earned on the accrual method. Interest accrued on loans more than 90 days delinquent is generally offset by a reserve for uncollected interest and is not recognized as income.

----------------

The accrual of interest is generally discontinued when management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest is charged against income. Interest received on nonaccrual loans is either applied to principal or reported as interest income, according to management's judgment as to the collectibility of principal.

Allowance for Loan Losses
-------------------------

The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based on management's evaluation of the adequacy of the allowance for loan losses which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant changes in the near term.

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Management considers an insignificant delay, which is defined as less than 90 days by the Company, will not cause a loan to be classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined that a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable, unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan in which case the portion of the receipts related to interest is recognized as income.

Premises and Equipment
----------------------

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the useful lives of the related assets. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

Real Estate Owned
-----------------

Real estate owned acquired in settlement of foreclosed loans is carried at the lower of cost or fair value minus estimated cost to sell. Valuation allowances for estimated losses are provided when the carrying value exceeds the fair value. Direct costs incurred on such properties are recorded as expenses of current operations.

Federal Income Taxes
--------------------

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Comprehensive Income
--------------------

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." In adopting Statement No. 130, the Company is required to present comprehensive income and its components in a full set of general purpose financial statements for all periods presented. The Company has elected to report the effects of Statement No. 130 as part of the Statement of Changes in Stockholders' Equity.

Loss Per Share
--------------

The Company currently maintains a simple capital structure; therefore, there are no dilutive effects on earnings per share. As such, earnings per share computations are based upon the weighted number of shares outstanding for the period since inception, July 10, 1998, to December 31, 1998 less unreleased ESOP shares. The net operating loss during this same period, and used in the loss per share calculation, was $27,516.

Reclassification of Comparative Amounts
---------------------------------------

Certain comparative account balances for the prior year have been reclassified to conform to the current period classifications. Such reclassifications did not affect net income or stockholders' equity.

Recent Accounting Pronouncements
--------------------------------

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement provides accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring the recognition of those items as assets or liabilities in the statement of financial position, recorded at fair value. Statement No. 133 precludes a held-to-maturity security from being designated as a hedged item; however, at the date of initial application of this Statement, an entity is permitted to transfer any held-to-maturity security into the available-for-sale or trading categories. The unrealized holding gain or loss on such transferred securities shall be reported consistent with the requirements of Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Such transfers do not raise an issue regarding an entity's intent to hold other debt securities to maturity in the future. This Statement applies prospectively for all fiscal quarters of all years beginning after June 15, 1999. Earlier adoption is permitted for any fiscal quarter that begins after the issue date of this Statement.

In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP, which is effective for fiscal years beginning after December 15, 1998, provides guidance on accounting for the costs of computer software developed or obtained for internal use and provides guidance for determining whether computer software is for internal use. The Company will adopt SOP 98-1 in the first quarter of 1999 and does not believe the effect of adoption will be material.

2.    INVESTMENT SECURITIES

The amortized cost and estimated market values of investment securities available for sale and held to maturity are summarized as follows:

                                                                            1998
                                         ---------------------------------------------------------------------------
                                                                 Gross               Gross            Estimated
                                            Amortized          Unrealized          Unrealized           Market
                                               Cost              Gains               Losses             Value
                                         -----------------  -----------------   -----------------  -----------------
Available for Sale
U.S. Government agency
  securities                          $         1,258,263 $                - $           (9,025) $        1,249,238
Mutual funds                                        9,203              1,091                   -             10,294
                                         -----------------  -----------------   -----------------  -----------------
               Total                  $         1,267,466 $            1,091 $           (9,025) $        1,259,532
                                         =================  =================   =================  =================

Held to Maturity
Obligations of state and
  political subdivisions              $           489,287 $           13,796 $                 - $          503,083
                                         =================  =================   =================  =================


                                                                          1997
                                         ---------------------------------------------------------------------------
                                                                 Gross               Gross            Estimated
                                            Amortized          Unrealized          Unrealized           Market
                                               Cost              Gains               Losses             Value
                                         -----------------  -----------------   -----------------  -----------------
Available for Sale
U.S. Treasury securities              $           204,645 $            1,149  $          (1,466) $          204,328

U.S. Government agency
  securities                                      808,704              2,066             (1,404)            809,366
                                         -----------------  -----------------   -----------------  -----------------
     Total debt securities                      1,013,349              3,215             (2,870)          1,013,694
Mutual funds                                      502,991                  -                  -             502,991
                                         -----------------  -----------------   -----------------  -----------------

               Total                  $         1,516,340 $            3,215 $           (2,870) $        1,516,685
                                         =================  =================   =================  =================

Held to Maturity
U.S. Government agency
  securities                          $           300,000 $                - $             (998) $          299,002
Obligations of state and
  political subdivisions                          613,903              9,811                  -             623,714
                                         -----------------  -----------------   -----------------  -----------------

               Total                  $           913,903 $            9,811 $             (998) $          922,716
                                         =================  =================   =================  =================



The amortized cost and estimated market value of investments in debt securities by contractual maturity are shown below.

                                                 Available for Sale                      Held to Maturity
                                         ------------------------------------   ------------------------------------
                                                               Estimated                              Estimated
                                            Amortized            Market            Amortized            Market
                                               Cost              Value                Cost              Value
                                         -----------------  -----------------   -----------------  -----------------
     Due within one year                  $        -        $         -        $     45,030         $   45,266
     Due after one year through
       five years                                  -                  -             245,000            247,114
     Due after five years through
       ten years                             298,805            300,076             199,257            210,703
     Due after ten years                     959,458            949,162                   -                  -
                                           ----------        -----------        ------------        -----------

                    Total                 $1,258,263        $ 1,249,238        $    489,287         $  503,083
                                           ==========        ===========        ============        ===========

Proceeds from sales of investment securities available for sale and gross gains and losses realized on those sales for the year ended December 31, were as follows:

                                       1998               1997
                                  ----------          ----------
     Proceeds from sales         $  417,248          $ 748,062
     Gross gains                      2,795              2,234
     Gross losses                       616                557

3.    MORTGAGE-BACKED SECURITIES

The amortized cost and estimated market values of mortgage-backed securities available for sale and held to maturity are summarized as follows:

                                                                            1998
                                         ---------------------------------------------------------------------------
                                                                 Gross               Gross            Estimated
                                            Amortized          Unrealized          Unrealized           Market
                                               Cost              Gains               Losses             Value
                                         -----------------  -----------------   -----------------  -----------------
Available for Sale
     Government National
       Mortgage Association          $      104,860       $        559        $         -        $    105,419
     Federal Home Loan
       Mortgage Corporation                 170,074                                                   171,526
                                                                 1,593               (141)
     Federal National Mortgage
       Association                          394,215                                                   397,162
                                                                 3,371               (424)
     Collaterized mortgage
       obligations                          342,641              9,694                  -             352,335
                                      --------------       ------------        ------------       ------------
                    Total            $    1,011,790       $     15,217        $      (565)       $  1,026,442
                                      ==============       ============        ============       ============

Held to Maturity
     Government National
       Mortgage Association          $    1,031,893       $     16,039        $         -        $  1,047,932
     Federal Home Loan
       Mortgage Corporation                  22,378                211                  -              22,589
     Federal National Mortgage
       Association                           12,639                  -               (233)             12,406
                                      --------------       ------------        ------------       ------------
                    Total            $    1,066,910       $     16,250        $      (233)       $  1,082,927
                                      ==============       ============        ============       ============




                                                                            1997
                                         ---------------------------------------------------------------------------
                                                                 Gross               Gross            Estimated
                                            Amortized          Unrealized          Unrealized           Market
                                               Cost              Gains               Losses             Value
                                         -----------------  -----------------   -----------------  -----------------
Available for Sale
     Government National
        Mortgage Association          $           210,083 $            1,354  $               -   $         211,437
     Federal Home Loan
        Mortgage Corporation                       67,156              1,736                  -              68,892
     Federal National Mortgage
        Association                               299,195              5,415                  -             304,610
     Collaterized mortgage
        obligations                               310,086             11,844                  -             321,930
                                         -----------------  -----------------   -----------------  -----------------
                    Total             $           886,520 $           20,349  $               -   $         906,869
                                         =================  =================   =================  =================

Held to Maturity
     Government National
        Mortgage Association          $         1,630,734 $           25,545  $               -   $       1,656,279
     Federal Home Loan
        Mortgage Corporation                       48,230                  -             (2,004)             46,226
     Federal National Mortgage
        Association                                42,286                  -               (778)             41,508
                                         -----------------  -----------------   -----------------  -----------------
                    Total             $         1,721,250 $           25,545  $          (2,782)  $       1,744,013
                                         =================  =================   =================  =================


The amortized cost and estimated market value of mortgage-backed securities by contractual maturity are shown below. Mortgage-backed securities provide for periodic payments of principal and interest. Due to expected repayment terms being significantly less than the underlying mortgage loan pool contractual maturities, the estimated lives of these securities could be significantly shorter.
                                                 Available for Sale                      Held to Maturity
                                         ------------------------------------   -------------------------------------
                                                               Estimated                              Estimated
                                            Amortized            Market            Amortized            Market
                                               Cost              Value                Cost              Value
                                         -----------------  -----------------   -----------------  -----------------
     Due after one year through
       five years                     $           147,438 $          147,700 $                 -  $               -
     Due after five years through
       ten years                                   87,682             87,897              22,378             22,588
     Due after ten years                          776,670            790,845           1,044,532          1,060,339
                                         -----------------  -----------------   -----------------  -----------------
                    Total             $         1,011,790 $        1,026,442 $         1,066,910  $       1,082,927
                                         =================  =================   =================  =================

Proceeds from sales of mortgage-backed securities available for sale was $143,493 and gross gains of $427 were realized on those sales for the year ended December 31, 1998. There were no sales in 1997.

4.    LOANS RECEIVABLE

Loans receivable consists of the following:

                                                1998               1997
                                          -----------------  -----------------
Mortgage loans:
     One-to-four family                $        10,988,748 $        7,656,395
     Home equity                                   766,497            578,979
     Construction                                1,251,904            251,322
     Commercial                                    490,626            343,195
                                          -----------------  -----------------
                                                13,497,775          8,829,891
                                          -----------------  -----------------
Consumer loans:
     Share loans                                   111,061            119,764
     Automobile loans                              450,524            382,974
     Other                                         287,887            367,563
                                          -----------------  -----------------
                                                   849,472            870,301
                                          -----------------  -----------------
Commercial:
     Commercial lines of credit                    303,734                  -
                                          -----------------  -----------------

                    Subtotal                    14,650,981          9,700,192
Less:
     Allowance for loan losses                     138,860            114,832
                                          -----------------  -----------------

                    Total              $        14,512,121 $        9,585,360
                                          =================  =================

The Company's primary business activity is with customers located within its local trade area. Residential, consumer, and commercial loans are granted. Although the Company has a diversified loan portfolio at December 31, 1998 and 1997, the repayment of these loans is dependent upon the local economic conditions in its immediate trade area.

Activity in the allowance for loan losses for the year ended December 31 is as follows:

                                                       1998           1997
                                                 -----------      ---------

     Balance, January 1                       $      114,832     $   39,144
     Add:
       Provisions charged to operations               43,938         73,000
       Loan recoveries                                     -          2,688

     Less loans charged off                           19,910              -
                                                 -----------      ---------
     Balance, December 31                     $      138,860     $  114,832
                                                 ===========      =========

The Company had nonaccrual loans of $57,000 and $42,000 at December 31, 1998 and 1997, respectively, which in management's opinion did not meet the definition of impaired. Interest income on loans would have been increased by $1,919 and $2,916, respectively, if these loans had performed in accordance with their original terms.

In the normal course of business, loans are extended to directors, executive officers, and their associates. A summary of loan activity for those directors, executive officers, and their associates with aggregate loan balances in excess of $60,000 for the year ended December 31, 1998, is as follows:

          1997            Additions           Repayments            1998
    -----------------  -----------------   -----------------  -----------------
      $  303,190           $     -           $   10,381         $  292,809

5.    ACCRUED INTEREST RECEIVABLE

      Accrued interest receivable consists of the following:

                                                          1998          1997
                                                      -----------    ----------
     Investment securities                         $      21,191     $   23,219
     Mortgage-backed securities                           17,772         22,802
     Interest-bearing deposits                             2,336          1,112
     Loans receivable                                     73,376         60,228
                                                      -----------    ----------
                  Total                            $     114,675     $  107,361
                                                      ===========    ==========

6.    PREMISES AND EQUIPMENT

      Premises and equipment consist of the following:

                                                          1998           1997
                                                      -----------    ----------
     Land and improvements                         $       7,900     $    7,900
     Buildings and improvements                          254,384        254,384
     Furniture and equipment                             173,630
                                                                         88,477
                                                      -----------    ----------
                                                         435,914        350,761
     Less accumulated depreciation                       187,686        165,883
                                                      -----------    ----------

                    Total                          $     248,228 $      184,878
                                                      ===========    ==========

Depreciation expense for the years ended December 31, 1998 and 1997 was $21,803 and $21,057, respectively.

7.    FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the FHLB System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than the greater of one percent of its outstanding home loans or five percent of its outstanding notes payable to the FHLB of Pittsburgh as calculated at December 31 of each year.

8.    DEPOSITS

Comparative details of deposits are as follows:

                                                 1998                          1997
                                      -----------------------       ---------------------------
                                           Amount         %             Amount            %
                                      ------------   --------       ------------  -------------
Noninterest-bearing                   $    582,489      3.79 %     $    546,886           3.60 %
                                       ------------  --------       ------------  -------------
Interest-bearing
     Savings                             3,647,869     23.73          3,374,959          22.24
     NOW checking                        1,247,990      8.12          1,031,088           6.79
                                       ------------  --------       ------------  -------------
                                         4,895,859     31.85          4,406,047          29.03
                                       ------------  --------       ------------  -------------

Time certificates of deposit
     2.00 - 3.99%                          513,490      3.34                  -              -
     4.00 - 5.99%                        4,398,613     28.61          4,462,000          29.40
     6.00 - 7.99%                        4,879,018     31.74          5,510,000          36.30
     8.00 - 9.99%                          102,701      0.67            252,984           1.67
                                       ------------  --------       ------------  -------------
                                         9,893,822     64.36         10,224,984          67.37
                                       ------------  --------       ------------  -------------
               Total                  $ 15,372,170    100.00 %     $ 15,177,917         100.00 %
                                       ============  ========       ============  =============

The aggregate  amount of certificates of deposit with a minimum  denomination of
$100,000  was   $1,253,000  and  $1,441,000  at  December  31,  1998  and  1997,
respectively. Deposits in excess of $100,000 are not federally insured.

The scheduled maturities of time certificates of deposit as of December 31, 1998 are as follows:

     Within one year                                $        6,315,726
     Beyond one year but within two years                    1,409,153
     Beyond two years but within three years                   592,837
     Beyond three years but within five years                  974,458
     Beyond five years                                         601,648
                                                      -----------------

          Total                                     $        9,893,822
                                                      =================

Interest expense by deposit category for the years ended December 31 is as follows:

                                                1998               1997
                                            -----------       -----------

     Savings                               $    89,104       $     86,996
     NOW                                        22,841             12,801
     Time certificates of deposit              574,880            570,883
                                            -----------       -----------
           Total                           $   686,825       $    670,680
                                            ===========       ===========

9.       BORROWED FUNDS

In 1998, the Bank entered into a five-year "Convertible Select" fixed commitment advance arrangement for $1,000,000 with the FHLB at an initial interest rate of
4.18 percent. Rates may be adjusted at the FHLB's discretion, on a quarterly basis, based on the three-month LIBOR rate. At each rate change, the Bank may exercise a put option and satisfy the obligation without penalty.

On December 31, 1998, the Bank entered into a five-day "RepoPlus" advance credit arrangement for $200,000 with the FHLB which bears interest at a fixed rate of
5.00 percent.

The Bank has the capability to borrow additional funds through the credit arrangement with the FHLB. The FHLB borrowings are subject to annual renewal, incur no service charges, and are secured by a blanket security agreement on certain investment and mortgage-backed securities, qualifying residential mortgages, and the Bank's investment in FHLB stock. As of December 31, 1998, the Bank's maximum borrowing capacity with the FHLB was $11.2 million.

10.   INCOME TAXES

The components of income tax benefit for the years ended December 31 are summarized as follows:

                                                 1998                  1997
                                             ------------        -------------
Current payable:
     Federal                                $      (6,755)       $    27,100
     State                                         13,259                  -
                                             -------------        -----------
                                                    6,504             27,100
Deferred taxes:
     Federal                                      (20,124)           (81,525)
                                             -------------        -----------
                         Total              $     (13,620)       $   (54,425)
                                             =============        ===========

The following temporary differences gave rise to the net deferred tax assets:

                                                   1998               1997
                                             ---------------    -------------
Deferred tax assets:
     Allowance for loan losses               $        47,212    $     39,043
     Accrual to cash adjustment                       58,504          31,857
     State net operating loss carryforward            10,634          12,900
                                                -------------    ------------
           Total gross deferred tax assets           116,350          83,800
           Less valuation allowance                  (10,634)              -
                                                -------------    ------------
              Net deferred tax assets                105,716          83,800
                                                -------------    ------------
Deferred tax liabilities:
     Net unrealized gain on securities                 5,099           7,036
     Premises and equipment                           19,556          17,764
                                                -------------    ------------
           Total gross deferred tax liabilities       24,655          24,800
                                                -------------    ------------

              Net deferred tax assets        $        81,061    $     59,000
                                                =============    ============

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

                                             1998                           1997
                                 ---------------------------     --------------------------
                                                     % of                            % of
                                                    Pre-tax                        Pre-tax
                                      Amount        Income            Amount        Income
                                 ------------   ------------     -----------   -------------
Benefit at statutory rate      $    (17,664)         (34.0) %     $(36,797)        (34.0) %
State tax expense (benefit),
  net of federal tax                  8,751           16.8          (8,514)         (7.9)
Tax-exempt income                    (9,200)         (17.7)        (10,674)         (9.9)
Other                                 4,493            8.7           1,560           1.5
                                 ------------   ------------      -----------  ------------
     Actual tax benefit
        and effective rate     $    (13,620)         (26.2) %     $(54,425)        (50.3) %
                                 ============   ============      ===========  ============

The Bank is subject to the Pennsylvania Mutual Thrift Institution's tax which is calculated at 11.5 percent of earnings based on generally accepted accounting principles with certain adjustments.

11.   EMPLOYEE BENEFITS

Simplified Employee Pension Plan (SEP)
--------------------------------------

The Company maintains a SEP plan which provides for an annual contribution at the discretion of the Board of Directors up to 15 percent of the eligible employee's compensation. Employees are eligible when they attain the age of 21 and have worked for the Company at least one and a half of the immediately preceding five plan years and have received compensation of at least three hundred dollars. Contributions charged to operations for the years ended December 31, 1998 and 1997 were $22,067 and $14,799, respectively.

Directors Consultation and Retirement Plan
------------------------------------------

On December 15, 1997, the Board of Directors adopted a nonqualified Directors Consultation and Retirement Plan (the "Directors Plan") to provide post-retirement benefits over a period of ten years to members of the Board of Directors who have completed not less than ten years of service and have attained the age of 60. Pursuant to the Directors Plan benefits also become fully-vested and payable upon disability, death, or change of control of the Company. Directors Plan expense charged to operations for the year ended December 31, 1997 was $122,920. No expense was incurred for year ended December 31, 1998.

Supplemental Executive Retirement Plan
--------------------------------------

Effective December 15, 1997, the Board of Directors adopted a nonqualified Supplemental Executive Retirement Plan (the "Plan") to provide an executive officer with post-retirement benefits for a period of ten years, assuming not less than 25 years of service following retirement after age 65. Pursuant to the Plan, benefits become fully-vested and payable upon disability, death, or change of control of the Company. Total expenses incurred for both years ended December 31, 1998 and 1997 amounted to $35,580.

Employee Stock Ownership Plan (ESOP)
------------------------------------

The Company has an ESOP for the benefit of employees who meet the eligibility requirements which include having completed one year of service with the Company and having attained age 21. The ESOP Trust purchased 19,044 shares of common stock in the initial public offering with proceeds from a loan from the Company. The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments to the Company. The loan bears interest at 8.50 percent with interest payable quarterly and principal payable in equal annual installments over ten years. The loan is secured by the shares of the stock purchased.

As debt is repaid, shares are released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year. The shares pledged as collateral are reported as unallocated ESOP shares in the consolidated balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt.

Compensation expense for the ESOP was $21,123 for the year ended December 31, 1998.

                                                   1998
                                             -----------------

Allocated shares                                            -

Shares released for allocation                            952

Unreleased shares                                      18,092
                                             -----------------

Total ESOP shares                                      19,044
                                             =================

Fair value of unreleased shares           $           156,044
                                             =================

12.   COMMITMENTS AND CONTINGENT LIABILITIES

Commitments
-----------

In the normal course of business, the Company makes various commitments which are not reflected in the accompanying financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary. Commitments generally have fixed expiration dates within one year of their origination.

The off-balance sheet commitments were comprised of the following:

                                                1998               1997
                                          -----------------  -----------------
     Commitments to extend credit:
        One-to-four family             $         2,112,904 $          516,000
        Lines of credit                            467,491            297,000
                                          -----------------  -----------------

               Total                   $         2,580,395 $          813,000
                                          =================  =================

All of the Company's commitments to fund future loans are fixed rate, and at December 31, 1998 those rates ranged from 6.00 percent to 8.50 percent.

Contingent Liabilities
----------------------

In the normal course of business, the Company is involved in various legal proceedings primarily involving the collection of outstanding loans. None of these proceedings are expected to have a material effect on the financial position or operations of the Company.

13.   CAPITAL REQUIREMENTS

The Company, on a consolidated basis, is subject to various regulatory capital requirements administered by the federal banking agencies. The Office of Thrift Supervision sets forth capital standards applicable to all thrifts. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Capital adequacy guidelines involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by the regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to Risk-weighted assets, and of tangible and core capital (as defined in the regulations) to adjusted assets (as defined). Management believes, as of December 31, 1998, the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1998, the most recent notification from the Company's and the Bank's primary regulator categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum tangible, core, and Risk-based ratios. There have been no conditions or events since that notification that management believes have changed the Company's or the Bank's category.

The following table reconciles the Company's and the Bank's capital under generally accepted accounting principles to regulatory capital at December 31:

                                                         1998           1997
                                                    ------------    -----------
                                                      (Company)        (Bank)

 Total stockholder's equity                         $  3,037,419   $  1,170,045
 Unrealized gain on securities available for sale         (4,434)       (13,658)
                                                     ------------   ------------

 Tier I, core, and tangible capital                    3,032,985      1,156,387
 General allowance for loan losses                       128,537        101,938
 Unrealized gains on equity securities                       491            N/A
                                                     ------------   ------------
 Risk-based capital                                 $  3,162,013  $   1,258,325
                                                     ============  =============


The Company's and the Bank's actual capital amounts and ratios were as follows at December 31:

                                                       1998                                    1997
                                        ------------------------------------   -------------------------------------
                                             Amount             Ratio               Amount              Ratio
                                        -----------------  -----------------   -----------------   -----------------
                                           (Company)                                  (Bank)
Total Capital
  (to Risk-weighted Assets)

Actual                                   $  3,162,013           30.8 %        $  1,258,325                15.4  %
For Capital Adequacy Purposes                 821,814            8.0               651,368                 8.0
To Be Well Capitalized                      1,027,268           10.0               814,211                10.0

Tier I Capital
  (to Risk-weighted Assets)

Actual                                   $  3,032,985           29.5 %        $  1,156,387                14.2 %
For Capital Adequacy Purposes                 410,907            4.0               325,684                 4.0
To Be Well Capitalized                        616,361            6.0               688,526                 6.0


Core Capital
  (to Adjusted Assets)

Actual                                   $  3,032,985           16.6 %        $  1,156,387                 7.0 %
For Capital Adequacy Purposes                 731,411            4.0               658,000                 4.0
To Be Well Capitalized                        914,263            6.0               822,500                 5.0


Tangible Capital
  (to Adjusted Assets)

Actual                                   $  3,032,985           16.6 %        $  1,156,387                 7.0 %
For Capital Adequacy Purposes                 548,558            3.0               493,500                 3.0
To Be Well Capitalized                            N/A            N/A                   N/A                 N/A



14.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at December 31 are as follows:

                                                1998                       1997
                                         ---------------------   ------------------------
                                        Carrying     Fair         Carrying        Fair
                                         Value       Value          Value         Value
                                         -------    ----------   ------------ -----------
Financial assets:
     Cash and due from banks,
        interest-bearing deposits
        in other banks             $    965,488  $    965,488  $    850,891  $    850,891
     Certificates of deposit in
        other banks                     199,000       199,000       199,000       199,000
     Investment securities:
           Available for sale         1,259,532     1,259,532     1,516,685     1,516,685
           Held to maturity             489,287       503,083       913,903       922,716
     Mortgage-backed securities:
           Available for sale         1,026,442     1,026,442       906,869       906,869
           Held to maturity           1,066,910     1,082,927     1,721,250     1,744,013
     Loans receivable                14,512,121    14,680,910     9,585,360    10,003,917
     Accrued interest receivable        114,675       114,675       107,361       107,361
     FHLB stock                         102,900       102,900           --            --
                                    -----------   -----------   -----------   -----------
        Total                        19,736,355  $ 19,934,957  $ 15,801,319  $ 16,251,452
                                    ===========   ===========   ===========   ===========

Financial liabilities:
     Deposits                       $15,372,170    15,839,354    15,177,917    15,242,239
     Borrowed funds                   1,200,000     1,188,357            --            --
     Advances by borrowers
        for taxes and insurance         179,563       179,563       143,129       143,129
     Accrued interest payable            12,480        12,480        21,800        21,800
                                    -----------   -----------   -----------   -----------
        Total                      $ 16,764,213  $ 17,219,754  $ 15,342,846  $ 15,407,168
                                    ===========   ===========   ===========   ===========

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments are based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets, such as deferred tax assets and premises and equipment, are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due from Banks, Interest-bearing Deposits in Other Banks, Certificates of Deposit, Accrued Interest Receivable, FHLB Stock, Advances By Borrowers for Taxes and Insurance, and Accrued Interest Payable

The fair value is equal to the current carrying value.

Investment and Mortgage-backed Securities
-----------------------------------------

The fair value of these securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans Receivable, Deposits, and Borrowed Funds
----------------------------------------------

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows based upon current market rates adjusted for prepayment risk and credit quality. Savings, checking, and money market deposit accounts are valued at the amount payable on demand as of year end. Fair values for time deposits and borrowed funds are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and borrowings of similar remaining maturities.

Commitments to Extend Credit
----------------------------

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 12.

15. CONVERSION TO A STOCK FORM OF OWNERSHIP AND FORMATION OF HOLDING COMPANY

On December 15, 1997, the Board of Trustees, subject to regulatory approval and approval by the members of the Bank, adopted a Plan of Conversion (the "Plan") to convert from a state-chartered mutual savings bank to a federally-chartered stock savings bank and the concurrent formation of a holding company.

As part of the conversion, Carnegie Financial Corporation was organized in December 1997 at the direction of the Board of Trustees of the Bank for the purpose of acquiring all of the capital stock to be issued by the Bank in the conversion. The Company became a holding company with its only significant assets being all of the outstanding capital stock of the Bank, which was acquired on July 10, 1998 by exchanging approximately $1.0 million of the proceeds received in the public offering for all of the common stock of the Bank. From the proceeds of the Conversion, approximately $24,000 was allocated to common stock and $2.1 million, which is net of $285,000 in conversion costs, was allocated to additional paid-in capital.

15. CONVERSION TO A STOCK FORM OF OWNERSHIP AND FORMATION OF HOLDING COMPANY (Continued)

In accordance with regulations, at the time the Bank converted from a mutual savings bank to a stock savings bank, a portion of retained earnings was restricted by establishing a liquidation account. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

16. CONDENDSED FINANCIAL INFORMATION OF CARNEGIE FINANCIAL CORPORATION (PARENT COMPANY ONLY)

                             CONDENSED BALANCE SHEET



                                                                  1998
                                                             -------------
ASSETS
     Cash and due from banks                               $      622,933
     Investment securities available for sale                     248,413
     Investment in subsidiary bank                              1,980,429
     Loan receivable from ESOP                                    180,918
     Other assets                                                  33,044
                                                             -------------
TOTAL ASSETS                                               $    3,065,737
                                                             =============

LIABILITIES AND STOCKHOLDERS' EQUITY
     Other liabilities                                     $       28,318
     Stockholders' equity                                       3,037,419
                                                             -------------
TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY                                  $    3,065,737
                                                             ============

16. CONDENDSED FINANCIAL INFORMATION OF CARNEGIE FINANCIAL CORPORATION (PARENT COMPANY ONLY) (Continued)

                          CONDENSED STATEMENT OF INCOME
                                                              For the Period of
                                                                July 10, 1998
                                                                     to
                                                              December 31, 1998
                                                             -------------------

INCOME
     Interest income                                             $      11,898

EXPENSES                                                                 1,785
                                                                  -------------

Income before equity in undistributed net loss of subsidiary            10,113

Equity in undistributed net loss of subsidiary                         (37,629)
                                                                  -------------

NET LOSS                                                         $     (27,516)
                                                                  =============


CONDENSED STATEMENT OF CASH FLOWS
                                                              For the Period of
                                                                July 10, 1998
                                                                     to
                                                              December 31, 1998
                                                             -------------------

OPERATING ACTIVITIES
     Net loss                                                    $     (27,516)
     Adjustments to reconcile net loss to net cash provided
        by operating activities:
             Equity in undistributed net loss of subsidiary             37,629
                 Other, net                                             (4,186)
                                                                  -------------
                  Net cash provided by operating activities              5,927
                                                                  -------------

INVESTING ACTIVITIES
     Purchase of investment securities available for sale             (250,000)
     Payments from ESOP                                                  9,522
     Purchase of savings bank stock                                 (1,047,925)
                                                                  -------------
                  Net cash used for investing activities            (1,288,403)
                                                                  -------------

FINANCING ACTIVITIES
     Proceed from issuance of common stock                           1,905,409
                                                                  -------------
                  Net cash provided by financing activities          1,905,409
                                                                  -------------
                  Increase in cash                                     622,933

CASH AT BEGINNING OF PERIOD                                                  -
                                                                  -------------

CASH AT END OF PERIOD                                            $     622,933
                                                                  =============