Form 10KSB, Exhibit 13
period 1999-12-31
CARNEGIE FINANCIAL CORP /PA/
filed 2000-03-29
CIK 17732

EXHIBIT 13

                         CARNEGIE FINANCIAL CORPORATION

Corporate Profile

     Carnegie Financial Corporation ("Carnegie"), a Pennsylvania corporation, is the savings and loan holding company for Carnegie Savings Bank ("Carnegie Savings"). Carnegie conducts no business of its own other than holding all of the outstanding stock of Carnegie Savings.

     Carnegie Savings is a federally chartered stock savings bank headquartered in Carnegie, Pennsylvania and conducts business through its full service branch located in the community of Carnegie, Pennsylvania. Carnegie Savings offers a broad range of deposits and loan products to individuals, families, and small businesses. Carnegie Savings is subject to examination and regulation by the Office of Thrift Supervision and its deposits are insured by the Bank Insurance Fund of the FDIC to applicable limits.

Stock Market Information

     Carnegie's common stock has been traded on the OTC Electronic Bulletin Board under the trading symbol of "CAFN". The following table reflects high and low bid quotations. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

                                                                    Dividends
                Date                         High ($)     Low ($)   Declared ($)
                ----                         --------     -------   ------------
July 10, 1998 to August 31, 1998              11.88       9.31         --
September 1, 1998 to December 31, 1998        10.00       8.31         --
January 1, 1999 to March 31, 1999              8.50       7.50         --
April 1, 1999 to June 30, 1999                10.25       9.00         --
July 1, 1999 to September 30, 1999             9.25       7.50         --
October 1, 1999 to December 31, 1999           9.00       7.50        .10

     The number of shareholders of record of common stock as of the record date of March 1, 1999, was approximately 169. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 1, 2000, there were 224,776 shares outstanding. Carnegie's ability to pay dividends to stockholders is dependent upon the dividends it receives from Carnegie Savings. Carnegie Savings may not declare or pay a cash dividend on any of its stock if the effect would cause its regulatory capital to be reduced below (1) the amount required for its liquidation account established in connection with its stock conversion or the regulatory capital requirements imposed by the Office of Thrift Supervision.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

The Private Securities Litigation Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses, year 2000 issues and general economic conditions. The Company undertakes no obligation to publicly release the results of any revisions to those forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Carnegie Financial Corporation is a savings and loan holding company headquartered in Carnegie, Pennsylvania, which provides a broad range of deposits and loan products through its wholly owned subsidiary, Carnegie Savings Bank (collectively, the "Company").

Asset/Liability Management

The Company's net interest income is sensitive to changes in interest rates, as the rates paid on interest-bearing liabilities generally change faster than the rates earned on interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates.

The board of directors manages the interest rate sensitivity of the Company through its asset and liability committee which is comprised of the board of of directors. The board of directors meets quarterly to monitor the impact of interest rate risk and develops strategies to manage its liquidity, shorten the effective maturities of certain interest earning assets and increase the effective maturities of certain liabilities, to reduce the exposure to interest rate fluctuations. These strategies include focusing its investment activities on short and medium-term securities, maintaining and increasing the transaction deposit accounts, as these accounts are considered to be relatively resistant to changes in interest rates and utilizing deposit marketing programs to adjust the term or repricing of its liabilities.

Net Portfolio Value

The Company computes amounts by which the net present value of cash flow from assets, liabilities and off balance sheet items ("net portfolio value" or "NPV") would change in the event of a range of assumed changes in market interest rates. The Interest Rate Sensitivity of Net Portfolio Value Report shows the degree to which balance sheet line items and net portfolio value are potentially affected by a 100 to 300 basis point (1/100th of a percentage point) upward and downward parallel shift (shock) in the Treasury yield curve.

     The following table represents the Company's NPV at December 31, 1999. The NPV was calculated by the OTS, based upon information that the Company provided to the OTS.

              Changes in Rates         NPV Ratio%(1)         Change(2)
              ----------------         -------------         ---------
                 +300 bp                   .68               -867 bp
                 +200 bp                  2.34               -564 bp
                 +100 bp                  5.29               -269 bp
               Unchanged                  7.99                 --
                 -100 bp                 10.06                207 bp
                 -200 bp                 11.16                318 bp
                 -300 bp                 11.37                338 bp

-----------------------
(1)  Calculated as the estimated NPV divided by present value of total assets.
(2) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

The calculations in the above table indicate that the Company's net portfolio value could be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Financial Condition

Total assets increased approximately $9,400,000 ,or 46.8% , to $29.5 million at December 31, 1999 from $20.1 million at December 31, 1998. The asset growth primarily resulted from increases in net loans of $8,000,000 and securities available for sale of $2,100,000. Federal Home Loan Bank advances of $8.3 million were used to fund the Company's asset growth during 1999.

Total investment securities available for sale increased $2,100,000 to $3,300,000 at December 31, 1999 from $1,200,000 at December 31, 1998. Such increase in securities primarily reflects investments in U.S. Government Agencies securities. These investments have an overall average yield of 6.71% and maturities that range from 15 to 30 years. Additionally, during 1999, management transferred approximately

$500,000 of held to maturity securities to the available for sale portfolio. Such transfer was in compliance with generally accepted accounting principles.

Due to the declining interest rate yields, proceeds received from the maturities and prepayments of mortgage-backed securities were not reinvested into such securities. At December 31, 1999, total mortgage-backed securities (available for sale and held to maturity) decreased $681,000 to $835,000 from $1,516,000 at December 31, 1998.

Net loans receivable increased $8,006,000 at December 31, 1999 to $22,518,000 from $14,512,000 at December 31, 1998. Due to the growing demand for residential real estate within the Company's market area, the net real estate mortgage portfolio increased $7,152,000 during 1999 and was primarily driven by utilizing the services of a mortgage broker, which resulted in a $5,061,000 increase in the one-to-four family loan portfolio. At December 31, 1999, mortgage broker services were no longer used and there is no assurance that in future periods the Company will retain such services to increase its residential loan portfolio.

Deposits increased $1,179,000 at December 31, 1999 to $16,552,000 from $15,372,000 at December 31, 1998. This increase resulted from the overall increase in the deposit portfolio. Such increase in deposits was the result of management's ability to meet the competitive pricing of its market area.

Stockholder's equity decreased $344,000 to $2,693,000 at December 31, 1999, from $3,037,000 at December 31, 1998. The decrease was the combined result of the Company acquiring treasury stock of $129,000, the implementation of a Restricted Stock Plan ("RSP") for the benefit of key employees and directors of $65,000, amortization of the employee stock ownership plan("ESOP") of $19,000 and the decrease in accumulated other comprehensive income of $245,000. Such decrease in stockholders equity for the year ended December 31, 1999 was partially offset by an increase in net income of $146,000 from the comparable 1998 fiscal year.

The decrease in accumulated other comprehensive income resulted from the fluctuation in market value of the Company's investment in available for sale securities. Because of interest rate volatility, accumulated other comprehensive income and shareholders' equity could materially fluctuate for each interim period and year-end period. The decrease in market value of the investment securities available for sale is considered temporary in nature and will not affect net income unless the securities are sold. The Company plans to hold these securities until maturity or until the market values of these securities increase. Accordingly, the Company does not expect, though there is no assurance, that its investment in these securities will affect net income in future periods. See Notes 3 and 4 to the consolidated financial statements.

Results of Operations

The Company's results of operations are primarily dependent on its net interest income, which is the difference between the interest income earned on assets, primarily loans and investments, and the interest expense on liabilities, primarily deposits and borrowings. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of operations are also influenced by the level of non-interest expenses, such as employee salaries and benefits and other income, such as loan-related fees and fees on deposit-related services.

Net income increased $146,000 to $108,000 for the years ended December 31, 1999 from a net loss of $38,000 for the same period ended 1998. Pretax income increased $203,000 to $151,000 for fiscal 1999 from a loss of $52,000 for fiscal 1998. The increase in net income was primarily due to the increase in in net interest income of $206,000.

Net interest income before the provision for loan losses increased $246,000 to $855,000 for the year ended December 31, 1999 from $648,000 for the comparable 1998 fiscal year. The increase was primarily due to the increase in average loans of 7,359,000 million and average investment securities of $848,000 million coupled with a 13 basis point decrease in average cost of funds to 4.63% for 1999 from 4.76% for 1998. The increases in average loans and average investment securities were primarily funded by the increase in average interest bearing liabilities of $6,859,000. Offsetting the increase in net interest income was a 38 basis point decline in the yield on average interest earning assets to 7.39% for 1999 from 7.77% for 1998. The yield on average interest-earning assets declined for 1999 primarily due to an 83 basis point decrease in yields on loans receivable to 7.69% for 1999 from 8.52% for 1998, which was the result of loans refinancing at lower rates.

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

                                                                  Year ended December 31,
                                               --------------------------------------------------------------------
                                                          1999                             1998
                                               --------------------------------- ----------------------------------
                                                                     (Dollars in thousands)
                                               Average                  Average     Average                Average
                                               Balance   Interest     Yield/Cost    Balance  Interest    Yield/Cost
                                               -------   --------     ----------   --------  --------    ----------
Interest-earning assets:
 Loans receivable(1) ......................   $19,068    $ 1,467         7.69%     $11,709   $   998        8.52%
 Mortgage-backed securities ...............     1,789        105         5.87%       2,467       162        6.57%
 Investment securities ....................     3,139        254         8.09%       2,291       140        6.11%
 Other interest-earning assets(2) .........     1,246         39         3.13%         829        44        5.31%
                                              -------    -------                    ------     -----
  Total interest-earning assets ...........    25,242      1,865         7.39%      17,296     1,344        7.77%
                                                         -------                               -----
Non-interest-earning assets ...............       719                                1,075
                                              -------                               ------
  Total assets ............................   $25,961                              $18,371
                                              =======                              =======
Interest-bearing liabilities:
 NOW accounts .............................   $ 1,491         29         1.95%     $ 1,111        23        2.07%
 Savings accounts .........................     3,694         90         2.44%       3,532        89        2.52%
 Certificates of deposit ..................     9,573        519         5.42%       9,777       575        5.88%
 Other liabilities ........................     7,071        372         5.26%         212         9        4.26%
                                              -------    -------                    ------     -----
  Total interest-bearing liabilities ......    21,829      1,010         4.63%      14,632       696        4.76%
                                              -------    -------                    ------     -----
Non-interest bearing liabilities:
 Other liabilities ........................     1,909                                1,811
                                              -------                               ------
 Total liabilities ........................    23,738                               16,443
                                              -------                               ------
Stockholders' equity ......................     2,223                                1,928
                                              -------                               ------
 Total liabilities and stockholders' equity   $25,961                              $18,371
                                              =======                              =======
Net interest income .......................              $   855                             $   648
                                                         =======                             =======
Interest rate spread(3) ...................                              2.76%                              3.01%
                                                                       ======                             ======
Net yield on interest-earning assets(4) ...                              3.39%                              3.75%
                                                                       ======                             ======
Ratio of average interest-earning assets to
  average interest-bearing liabilities ....                            115.64%                            118.20%
                                                                       ======                             ======

-------------------------------
(1)  Average balances include non-accrual loans.
(2)  Includes investment-bearing deposits in other financial institutions.
(3)  Interest-rate spread represents the difference between the average yield on
     interest-earning   assets  and  the   average   cost  of   interest-bearing
     liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

The following  table sets forth  certain  information  regarding  changes in our interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume
(changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume). Increases and decreases due to both rate and volume have been allocated proportionally to the change due to volume and the change due to rate.

                                       Year Ended December 31,
                                       -----------------------
                                           1999 vs. 1998
                                       -----------------------
                                         Increase (Decrease)
                                               Due to
                                       -----------------------
                                       Volume    Rate    Total
                                       ------    ----    -----
                                            (In Thousands)
Interest income:
Loans receivable ...................   $ 627    $(158)   $ 469
Mortgage-backed securities .........     (45)     (12)     (57)
Investment securities ..............      52       62      114
Other interest-earning assets ......      22      (27)      (5)
                                       -----    -----    -----
  Total interest-earning assets ....   $ 656    $(135)   $ 521
                                       -----    -----    -----

Interest expense:
 NOW accounts ......................   $   8    $  (2)   $   6
 Savings deposits ..................       4       (3)       1
 Certificates of deposit ...........     (12)     (44)     (56)
 Other interest-bearing liabilities      292       71      363
                                       -----    -----    -----
  Total interest-bearing liabilities   $ 292    $  22    $ 314
                                       =====    =====    =====
Change in net interest income ......   $ 364    $(157)   $ 207
                                       =====    =====    =====

The provision for loan losses increased $22,000 for the year ended December 31, 1999 to $66,000 from $44,000 for the comparable 1998 fiscal year. Management continually evaluates the adequacy of the allowance for loan losses, which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers and other relevant factors which may come to the attention of management. Although the Company maintains its allowance for loan losses at a level that it considers to be adequate to provide for the inherent risk of loss in its loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

Total noninterest income, which is comprised of service charges on deposit accounts, investment securities gains (losses), net and other income increased $45,000 to $114,000 for 1999 compared to $69,000 for 1998. Of this increase, service charges on deposit accounts increased $52,000 due to an increased level of transaction account activity and the addition of two automatic teller machines ("ATMs"). Increases in fees associated with loan underwriting and processing accounted for the majority of the $18,000 increases to other income. Partially offsetting these increases was a $22,000 loss on the sale of investment securities.

Total noninterest expense, increased $27,000 to $752,000 for the year ended December 31, 1999 from $725,000 for the comparable 1998 fiscal year. The most significant items affecting noninterest expense was a decline in costs of real estate operations of $61,000 and increases in occupancy and equipment expense of $28,000 and professional fees of $47,000. During 1998 the Company incurred costs associated with real estate acquired through foreclosure and recognized no such costs in 1999. The increase in occupancy and equipment expense is primarily related to a full year of fees paid to an outside service that maintained two ATMs that were placed in service during the fourth quarter of 1998. Such fees may increase during fiscal 2000, since the Company placed two additional ATMs in service in the first quarter of fiscal 2000. Additionally, the increase in professional fees was the result of additional services provided by legal and accounting professionals in relation to filing requirements of a public company.

Income tax expense increased $56,000 for the year ended December 31, 1999 to $43,000 from a benefit of $14,000 for the comparable 1998 fiscal year. Such increase was the result of an increase in pre-tax income of $203,000.

Year 2000

The Company relies on computers to conduct its business and information systems processing. Industry experts were concerned that on January 1, 2000, some computers might not be able to interpret the new year properly, causing computer malfunctions. Some banking experts remain concerned that some computers may not be able to interpret additional dates in the year 2000 properly. The Company has operated and evaluated its computer operating systems following January 1, 2000 and has not identified any errors or experienced any computer system malfunctions. Nevertheless, the Company continues to monitor its information systems to assess whether its systems are at risk of misinterpreting any future dates and will develop, if needed, appropriate contingency plans to prevent any potential system malfunction or correct any system failures. The Company has not been informed of any such problems experienced by its vendors or its customers.

It is too soon to conclude that there will not be any problems arising from the Year 2000 problem. The Company will continue to monitor its significant vendors of goods and services and customers with respect to any Year 2000 problems they may encounter, as those issues may effect its ability to continue operations, or might adversely affect the company's financial position, results of operations and cash flows. At this time, the Company does not believe that these potential problems will materially impact the ability to continue operations. However, any delays, mistakes, or failures could have a significant impact on the Company's financial condition and profitability.

Liquidity And Capital Resources

The Company's primary source of funds includes savings, deposits, loan repayments and prepayments, cash flow from operations and borrowing from the Federal Home Loan Bank. The Company uses its capital resources principally to fund loan origination and purchases, repay maturing borrowings, purchase investments, and for short-term liquidity needs. The Company expects to be able to fund or refinance, on a timely basis, its commitments and long-term liabilities.

The Company's liquid assets consist of cash and cash equivalents, which include investments in short-term investments. The level of these assets are dependent on the Company's operating financing and investment activities during any given period. At December 31, 1999, cash and cash equivalents total $791,000.

Net cash provided by operating activities (the cash effects of transactions that enter into the determination of net income -- e.g., non-cash items, amortization and depreciation, investment securities, loss (gain ) on sale of securities available for sale and provision for loan losses) for the year ended December 31, 1999 was $266,000, a decrease of $24,000 from December 31, 1998.

Net cash used for investing activities (i.e., cash receipts, primarily from investment securities and mortgage-backed securities portfolios, certificates of deposits in other banks, and the loan portfolio) for the year ended December 31, 1999 totaled $9,843,000, an increase of $6,332,000 from December 31, 1998. This increase was primarily attributable to net cash used of $2,360,000 to fund net investments securities and $3,102,000 to fund the growth in the loan portfolio.

Net cash provided by financing activities (i.e., cash receipts primarily from net increases in deposits) for the year ended December 31, 1999 totaled $9,403,000, an increase of $6,067,000 from December 31, 1998. For 1999, cash provided by financing activities reflected an increase in deposits of $1,179,000, net borrowings of $8,338,000,offset by cash used to purchase $130,000 of treasury shares and common stock acquired by the RSP of $81,000. For 1998, cash provided by financing activities reflected $1,905,0000 of cash proceeds from the initial public offering and $1,2000,000 of borrowings.

Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on the Company's commitment to make loans and management's assessment of the Company's ability to generate funds. The Company is also subject to federal regulations that impose certain minimum capital requirements.

[LOGO]
SNODGRASS
Certified Public Accountants and Consultants


                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------



Board of Directors and Stockholders
Carnegie Financial Corporation

We have audited the accompanying consolidated balance sheet of Carnegie Financial Corporation and subsidiary, as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carnegie Financial Corporation and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




/s/ S.R. Snodgrass, A.C.
--------------------------------
Wexford, PA
February 29, 2000

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA  15090-8399  Phone: 724-934-0344  Facsimile: 724-934-0345

                         CARNEGIE FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEET

                                                                                December 31,
                                                                           1999             1998
                                                                       ------------    ------------
ASSETS
     Cash and due from banks                                           $    504,005    $    316,515
     Interest-bearing deposits in other banks                               286,780         648,973
                                                                       ------------    ------------
     Cash and cash equivalents                                              790,785         965,488

     Certificates of deposit in other banks                                 100,000         199,000
     Investment securities available for sale                             3,323,894       1,259,532
     Investment securities held to maturity (market
       value of $144,870 and $503,083)                                      145,000         489,287
     Mortgage-backed securities available for sale                          690,164       1,026,442
     Mortgage-backed securities held to maturity (market
       value of $750,369 and $1,082,927)                                    743,385       1,066,910
     Loans receivable (net of allowance for loan losses
       of $203,648 and $138,860)                                         22,518,456      14,512,121
     Accrued interest receivable                                            180,797         114,675
     Premises and equipment                                                 225,827         248,228
     Federal Home Loan Bank stock                                           564,900         102,900
     Other assets                                                           205,393         100,061
                                                                       ------------    ------------
             TOTAL ASSETS                                              $ 29,488,601    $ 20,084,644
                                                                       ============    ============

LIABILITIES
     Deposits                                                          $ 16,551,544    $ 15,372,170
     Borrowed funds                                                       9,537,500       1,200,000
     Advances by borrowers for taxes and insurance                          275,758         179,563
     Accrued interest payable and other liabilities                         431,191         295,492
                                                                       ------------    ------------
             TOTAL LIABILITIES                                           26,795,993      17,047,225
                                                                       ------------    ------------
Commitments and contingencies

STOCKHOLDERS' EQUITY
     Preferred stock, no par value; 2,000,000 shares
       authorized; none issued                                                 --              --
     Common stock, $.10 par value; 4,000,000 shares                          23,805          23,805
       authorized, 238,050 issued
     Additional paid-in capital                                           2,062,493       2,072,044
     Retained earnings - substantially restricted                         1,203,806       1,118,054
     Unallocated shares held by Employee Stock Ownership Plan (ESOP)       (161,874)       (180,918)
     Unallocated shares held by Restricted Stock Plan (RSP)                 (64,750)           --
     Accumulated other comprehensive income (loss)                         (241,366)          4,434
     Treasury stock, at cost (13,274 shares)                               (129,506)           --
                                                                       ------------    ------------
             TOTAL STOCKHOLDERS' EQUITY                                   2,692,608       3,037,419
                                                                       ------------    ------------
             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $ 29,488,601    $ 20,084,644
                                                                       ============    ============

See accompanying notes to the consolidated financial statements.

                         CARNEGIE FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENT OF INCOME

                                                              Year Ended December 31,
                                                                1999           1998
                                                            -----------   ------------
INTEREST AND DIVIDEND INCOME
     Loans receivable                                       $ 1,466,934    $   997,850
     Interest-bearing deposits in other banks                    39,475         44,351
     Investment securities
         Taxable                                                241,616        112,545
         Exempt from federal income tax                          12,072         27,371
     Mortgage-backed securities                                 104,609        161,926
                                                            -----------    -----------
             Total interest and dividend income               1,864,706      1,344,043
                                                            -----------    -----------
INTEREST EXPENSE
     Deposits                                                   638,423        686,825
     Borrowed funds                                             371,543          8,941
                                                            -----------    -----------
             Total interest expense                           1,009,966        695,766
                                                            -----------    -----------
NET INTEREST INCOME                                             854,740        648,277
Provision for loan losses                                        65,831         43,938
                                                            -----------    -----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES             788,909        604,339
                                                            -----------    -----------
NONINTEREST INCOME
     Service fees                                                86,897         35,281
     Investment securities gains (losses), net                  (21,578)         2,606
     Other income                                                48,741         31,070
                                                            -----------    -----------
             Total noninterest income                           114,060         68,957
                                                            -----------    -----------
NONINTEREST EXPENSE
     Compensation and employee benefits                         378,036        352,756
     Occupancy and equipment                                     71,296         43,114
     Real estate operations, net                                   --           60,867
     Data processing                                            109,035        117,611
     Professional fees                                           69,501         22,203
     Other                                                      124,037        128,698
                                                            -----------    -----------
             Total noninterest expense                          751,905        725,249
                                                            -----------    -----------
Income (loss) before income tax expense (benefit)               151,064        (51,953)
Income tax expense (benefit)                                     42,834        (13,620)
                                                            -----------    -----------
NET INCOME (LOSS)                                           $   108,230    $   (38,333)
                                                            ===========    ===========
EARNINGS (LOSS) PER SHARE (Since inception July 10, 1998)
     Basic                                                  $      0.47    $     (0.13)
     Diluted                                                       0.46          (0.13)

See accompanying notes to the consolidated financial statements.

                         CARNEGIE FINANCIAL CORPORATION
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                         Unallo-    Unallo-     Other
                                             Retained    cated      cated       Compre-                  Total
                               Additional    Earnings    Shares     Shares      hensive                  Stock-     Compre-
                       Common    Paid-in   Substantially Held by    Held by     Income      Treasury    holders'    hensive
                       Stock     Capital    Restricted     ESOP      RSP        (Loss)       Stock       Equity       Loss
                      -------  -----------  ------------ --------  ----------   --------    --------   -----------  ---------
Balance,
  December 31, 1997   $    --  $       --   $1,156,387   $    --     $     --   $  13,658   $     --   $1,170,045


Net loss                                       (38,333)                                                   (38,333) $ (38,333)
Other
comprehensive loss:
  Unrealized loss
    on available
    for sale
    securities,
    net of tax
    benefit of
    $4,752                                                                         (9,224)                 (9,224)    (9,224)
                                                                                                                   ---------
Comprehensive loss                                                                                                 $ (47,557)
                                                                                                                   =========
Issuance of
  238,050 shares
  of common stock
  on July 10, 1998,
  net of conversion
  costs                23,805   2,072,044                 (190,440)                                     1,905,409
Release of earned
  ESOP shares                                                9,522                                          9,522
                      -------- -----------  -----------  ----------  ---------   --------  ---------   ----------
Balance,
  December 31, 1998    23,805   2,072,044    1,118,054    (180,918)        --       4,434         --    3,037,419

Net income                                     108,230                                                    108,230  $ 108,230
Other
comprehensive loss:
  Unrealized loss
    on available for
    sale securities,
    net of tax
    benefit of
    $126,624                                                                     (245,800)               (245,800)  (245,800)
                                                                                                                   ---------
Comprehensive loss                                                                                                 $(137,570)
                                                                                                                   =========
Release of earned
  ESOP shares                      (2,409)                  19,044                                         16,635
Treasury stock
  purchased, at cost                                                                        (129,506)    (129,506)
Common stock acquired
  by RSP                           (7,142)                            (80,937)                            (88,079)
Release of earned
  RSP shares                                                           16,187                              16,187
Cash dividends paid
  ($.10 per share)                             (22,478)                                                   (22,478)
                      -------- -----------  -----------  ----------  ---------  ---------  ---------   ----------
Balance,
  December 31, 1999    $23,805  $2,062,493   $1,203,806   $(161,874)  $(64,750) $(241,366) $(129,506)  $2,692,608
                      ======== ===========  ===========  ==========  =========  =========  =========   ==========

                                                                  1999             1998
                                                             ---------------  -----------
Components of other comprehensive loss:
    Change in net unrealized loss on investment
      securities available for sale                            $ (231,559) $     (7,504)
     Realized (gains) losses included in net income,
     net of tax benefit of $7,337 and tax expense of $886          14,241        (1,720)
                                                               ----------  ------------
Total                                                          $ (245,800) $     (9,224)
                                                               ==========  ============

See accompanying notes to the consolidated financial statements.

                         CARNEGIE FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                            Year Ended December 31,
                                                                            1999               1998
                                                                      -----------------  -----------------
OPERATING ACTIVITIES
     Net income (loss)                                             $           108,230  $         (38,333)
     Adjustments to reconcile net loss to
       net cash provided by operating activities:
         Provision for loan losses                                              65,831             43,938
         Depreciation, amortization, and accretion, net                        (22,536)            10,973
         Net losses (gains) on sale of real estate owned                             -             58,479
         Investment securities losses (gains), net                              21,578             (2,606)
         Deferred income taxes                                                  42,119            (20,124)
         Increase in accrued interest receivable                               (66,122)            (7,314)
         Increase (decrease) in accrued interest payable                       137,722             (9,320)
         Amortization of ESOP unearned compensation                             19,044                  -
         Amortization of RSP unearned compensation                              16,187                  -
         Other, net                                                            (55,969)           254,195
                                                                      -----------------  -----------------
         Net cash provided by operating activities                             266,084            289,888
                                                                      -----------------  -----------------

INVESTING ACTIVITIES
     Decrease in certificates of deposit in other banks                         99,000                  -
     Investment securities available for sale:
         Purchases                                                          (2,993,369)        (1,616,699)
         Proceeds from sales                                                   601,130            417,248
         Maturities and repayments                                             300,000          1,467,029
     Maturities and repayments of investments held to maturity                  45,000            425,000
     Mortgage-backed securities available for sale:
         Purchases                                                                   -           (508,321)
         Proceeds from sales                                                         -            143,493
         Maturities and repayments                                             320,183            240,915
     Maturities and repayments of mortgage-backed securities
       held to maturity                                                        323,229            656,853
     Net increase in loans receivable                                       (8,072,166)        (4,970,699)
     Proceeds from sale of real estate owned                                         -            421,847
     Purchase of Federal Home Loan Bank stock                                 (462,000)          (102,900)
     Purchase of premises and equipment, net                                    (4,420)           (85,153)
                                                                      -----------------  -----------------
         Net cash used for investing activities                             (9,843,413)        (3,511,387)
                                                                      -----------------  -----------------

FINANCING ACTIVITIES
     Net increase in deposits                                                1,179,374            194,253
     Net increase in advances by borrowers
       for taxes and insurance                                                  96,195             36,434
     Proceeds from borrowed funds                                            8,537,500          1,200,000
     Repayment of borrowed funds                                              (200,000)                 -
     Purchase of treasury stock, at cost                                      (129,506)                 -
     Common stock acquired by RSP                                              (80,937)                 -
     Net proceeds from the issuance of common stock                                  -          1,905,409
                                                                      -----------------  -----------------
         Net cash provided by financing activities                           9,402,626          3,336,096
                                                                      -----------------  -----------------

         Increase (decrease) in cash and cash equivalents                     (174,703)           114,597

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                 965,488            850,891
                                                                      -----------------  -----------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                           $           790,785  $         965,488
                                                                      =================  =================

SUPPLEMENTAL CASH FLOW DISCLOSURE
     Cash paid during the year for:
         Interest on deposits and borrowings                       $           872,244 $          705,086
         Income taxes                                                           41,250             26,378

See accompanying notes to the consolidated financial statements.

                         CARNEGIE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation
----------------------------------------------

On July 10, 1998, Carnegie Financial Corporation (the "Company") was formed as part of a corporate reorganization completed in connection with the mutual-to-stock conversion of the Carnegie Savings Bank (the "Bank"). As a result of this transaction, the Bank became a wholly-owned subsidiary of the Company. The Company's principal sources of revenue emanate from interest earnings on its investment, mortgage-backed securities, and mortgage loan portfolios. The Bank is a federally-chartered stock savings bank located in Carnegie, Pennsylvania. The Company and the Bank are subject to regulation and supervision by the Office of Thrift Supervision.

The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiary, the Bank. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company's financial statements is carried at the parent compan's equity in the underlying net assets of the Bank.

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

Investment and Mortgage-backed Securities
-----------------------------------------

Investment securities, including mortgage-backed securities, are classified at the time of purchase, based upon management's intentions and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are classified as held to maturity and are stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using a level yield method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses on available for sale securities are reported as a separate component of stockholder' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank (the "FHLB") represents ownership in an institution which is wholly-owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying consolidated balance sheet.

Loans Receivable
----------------

Loans receivable are stated at their unpaid principal amounts, net of the allowance for loan losses. Interest on loans is recognized as income when earned on the accrual method. Interest accrued on loans more than 90 days delinquent is generally offset by a reserve for uncollected interest and is not recognized as income.

----------------

The accrual of interest is generally discontinued when management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest is charged against income. Interest received on nonaccrual loans is either applied to principal or reported as interest income, according to managemen's judgment as to the collectibility of principal.

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

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows, or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined that a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable, unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan in which case the portion of the receipts related to interest is recognized as income.

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

Stock Options
-------------

The Company maintains a stock option plan for the directors, officers, and employees. When the exercise price of the Company's stock options is greater than or equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the Company's financial statements. Pro forma net income and earnings per share are presented to reflect the impact of the stock option plan assuming compensation expense had been recognized based on the fair value of the stock options granted under this plan.

Comprehensive Loss
------------------

The Company is required to present comprehensive loss in a full set of general purpose financial statements for all periods presented. Other comprehensive income (loss) is comprised exclusively of unrealized holding gains (losses) on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income (loss) as part of the Consolidated Statement of Changes in Stockholders' Equity.

Earnings Per Share
------------------

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income or loss as reported as the numerator and average shares outstanding as the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any options, warrants, and convertible securities are adjusted for in the denominator.

Reclassification of Comparative Amounts
---------------------------------------

Certain comparative account balances for the prior year have been reclassified to conform to the current period classifications. Such reclassifications did not affect net income or stockholders' equity.

2.  EARNINGS PER SHARE

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income or loss as presented on the Consolidated Statement of Income is used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

                                                        1999       1998
                                                     ---------   ---------

Weighted-average common shares
  outstanding                                         266,083     238,196

Average treasury shares                                (9,015)         --

Average unearned ESOP and RSP shares                  (25,552)    (18,767)
                                                     --------    --------

Weighted-average common shares and
  common stock equivalents used to
  calculate basic earnings per share                  231,516     219,429

Additional common stock equivalents
  (RSP shares) used to calculate
  diluted earnings per share
                                                        5,693          --

Additional common stock equivalents
  (stock options) used to calculate
  diluted earnings per share
                                                          504          --
                                                     --------    --------

Weighted-average common shares and
  common stock equivalents used
  to calculate diluted earnings per share             237,713     219,429
                                                     ========    ========

3.    INVESTMENT SECURITIES

On April 1, 1999, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." In adopting Statement No. 133, the Company has reclassified certain investment securities from the held to maturity classification to the available for sale classification. These securities had an amortized cost of $489,000 and an estimated market value of $502,000 at the date of reclassi-fication.

The amortized cost and estimated market values of investment securities available for sale and held to maturity are summarized as follows:

                                                                            1999
                                         ---------------------------------------------------------------------------
                                                                 Gross               Gross            Estimated
                                            Amortized          Unrealized          Unrealized           Market
                                               Cost              Gains               Losses             Value
                                         -----------------  -----------------   -----------------  -----------------
Available for Sale
U.S. Government agency
  securities                          $         3,686,389 $               -- $         (362,495) $        3,323,894
                                         =================  =================   =================  =================

Held to Maturity
Obligations of state and
  political subdivisions              $           145,000 $               90 $             (220) $          144,870
                                         =================  =================   =================  =================

                                                                          1998
                                      ------------------------------------------------------------------------------
                                                                 Gross               Gross            Estimated
                                            Amortized          Unrealized          Unrealized           Market
                                               Cost              Gains               Losses             Value
                                         -----------------  -----------------   -----------------  -----------------
Available for Sale
U.S. Government agency
  securities                          $         1,258,263 $               -- $           (9,025) $        1,249,238
Mutual funds                                        9,203              1,091                 --              10,294
                                         -----------------  -----------------   -----------------  -----------------
               Total                  $         1,267,466 $            1,091 $           (9,025) $        1,259,532
                                         =================  =================   =================  =================
Held to Maturity
Obligations of state and
  political subdivisions              $           489,287 $           13,796 $                -- $          503,083
                                         =================  =================   =================  =================

The amortized cost and estimated market value of investments in debt securities at December 31, 1999, by contractual maturity, are shown below.

                                                 Available for Sale                      Held to Maturity
                                         ------------------------------------   ------------------------------------

                                                               Estimated                              Estimated
                                            Amortized            Market            Amortized            Market
                                               Cost              Value                Cost              Value
                                         -----------------  -----------------   -----------------  -----------------
     Due within one year              $                -- $               -- $            45,000 $           45,090
     Due after one year through
       five years                                 350,000            340,850             100,000             99,780
     Due after five years through
       ten years                                  100,000             93,688                  --                 --
     Due after ten years                        3,236,389          2,889,356                  --                 --
                                         -----------------  -----------------   -----------------  -----------------
                    Total             $         3,686,389 $        3,323,894 $           145,000 $          144,870
                                         =================  =================   =================  =================


Proceeds from sales of investment securities available for sale and gross gains and losses realized on those sales for the years ended December 31, were as follows:

                                               1999               1998
                                         -----------------  ----------------
     Proceeds from sales              $           601,130 $          417,248
     Gross gains                                   14,468              2,795
     Gross losses                                  36,046                616

4.    MORTGAGE-BACKED SECURITIES

The amortized cost and estimated market values of mortgage-backed securities available for sale and held to maturity are summarized as follows:

                                                                            1999
                                         ---------------------------------------------------------------------------
                                                                 Gross               Gross            Estimated
                                            Amortized          Unrealized          Unrealized           Market
                                               Cost              Gains               Losses             Value
                                         -----------------  -----------------   -----------------  -----------------
Available for Sale
     Government National
       Mortgage Association           $            67,652 $              229 $             (989) $           66,892
     Federal Home Loan
       Mortgage Corporation                       133,200                321             (1,007)            132,514
     Federal National Mortgage
       Association                                307,302                715             (5,990)            302,027
     Collateralized mortgage
       obligations                                185,222              3,509                 --             188,731
                                         -----------------  -----------------   -----------------  -----------------
                    Total             $           693,376 $            4,774 $           (7,986) $          690,164
                                         =================  =================   =================  =================

Held to Maturity
     Government National
       Mortgage Association           $           723,307 $            7,239 $             (264) $          730,282
     Federal Home Loan
       Mortgage Corporation                         9,383                 16                 (7)              9,392
     Federal National Mortgage
       Association                                 10,695                 --                 --              10,695
                                         -----------------  -----------------   -----------------  -----------------
                    Total             $           743,385 $            7,255 $             (271) $          750,369
                                         =================  =================   =================  =================


                                                                            1998
                                         ---------------------------------------------------------------------------
                                                                 Gross               Gross            Estimated
                                            Amortized          Unrealized          Unrealized           Market
                                               Cost              Gains               Losses             Value
                                         -----------------  -----------------   -----------------  -----------------
Available for Sale
     Government National
        Mortgage Association          $           104,860 $              559 $               --  $          105,419
     Federal Home Loan
        Mortgage Corporation                      170,074              1,593               (141)            171,526
     Federal National Mortgage
        Association                               394,215              3,371               (424)            397,162
     Collateralized mortgage
        obligations                               342,641              9,694                 --             352,335
                                         -----------------  -----------------   -----------------  -----------------
                    Total             $         1,011,790 $           15,217 $             (565) $        1,026,442
                                         =================  =================   =================  =================

Held to Maturity
     Government National
        Mortgage Association          $         1,031,893 $           16,039 $               --  $        1,047,932
     Federal Home Loan
        Mortgage Corporation                       22,378                211                 --              22,589
     Federal National Mortgage
        Association                                12,639                 --               (233)             12,406
                                         -----------------  -----------------   -----------------  -----------------
                    Total             $         1,066,910 $           16,250 $             (233) $        1,082,927
                                         =================  =================   =================  =================


The amortized cost and estimated market value of mortgage-backed securities at December 31, 1999, by contractual maturity, are shown below. Mortgage-backed securities provide for periodic payments of principal and interest. Due to expected repayment terms being significantly less than the underlying mortgage loan pool contractual maturities, the estimated lives of these securities could be significantly shorter.

                                                 Available for Sale                      Held to Maturity
                                         ------------------------------------   ------------------------------------
                                                               Estimated                              Estimated
                                            Amortized            Market            Amortized            Market
                                               Cost              Value                Cost              Value
                                         -----------------  -----------------   -----------------  -----------------
     Due after one year through
       five years                              $   28,271         $   28,562           $      --         $       --
     Due after five years through
       ten years                                   60,444             61,829               9,383              9,399
     Due after ten years                          604,661            599,773             734,002            740,970
                                         -----------------  -----------------   -----------------  -----------------
                    Total                      $  693,376         $  690,164           $ 743,385         $  750,369
                                         =================  =================   =================  =================


Proceeds from sales of mortgage-backed securities available for sale was $143,493 and gross gains of $427 was realized on those sales for the year ended December 31, 1998. There were no sales in 1999.

5.    LOANS RECEIVABLE

Loans receivable consists of the following:

                                                   1999               1998
                                             -----------------  ----------------
Mortgage loans:
     One-to-four family                   $      17,811,141 $     10,988,748
     Home equity                                    775,417          766,497
     Construction                                 1,573,450        1,251,904
     Commercial                                   1,069,936          490,626
                                             ---------------  ---------------
                                                 21,229,944       13,497,775
                                             ---------------  ---------------
Consumer loans:
     Share loans                                    144,126          111,061
     Automobile loans                               513,457          450,524
     Other                                          270,104          287,887
                                             ---------------  ---------------
                                                    927,687          849,472
                                             ---------------  ---------------
Commercial:
     Commercial lines of credit                     564,473          303,734
                                             ---------------  ---------------

                    Subtotal                     22,722,104       14,650,981
Less:
     Allowance for loan losses                      203,648          138,860
                                             ---------------  ---------------

                    Total                 $      22,518,456 $     14,512,121
                                             ===============  ===============

The Company's primary business activity is with customers located within its local trade area. Residential, consumer, and commercial loans are granted. Although the Company has a diversified loan portfolio at December 31, 1999 and 1998, the repayment of these loans is dependent upon the local economic conditions in its immediate trade area.

Activity in the allowance for loan losses for the years ended December 31, is as follows:

                                                     1999         1998
                                               ------------  -----------

     Balance, January 1                     $      138,860 $    114,832
     Add:
       Provisions charged to operations             65,831       43,938
       Loan recoveries                                 430           --

     Less loans charged off                          1,473       19,910
                                               ------------  -----------
     Balance, December 31                   $      203,648 $    138,860
                                               ============  ===========

The Company had nonaccrual loans of $38,720 and $57,000 at December 31, 1999 and 1998, respectively, which in management's opinion did not meet the definition of impaired. Interest income on loans would have been increased by $997 and $1,919, respectively, if these loans had performed in accordance with their original terms.

In the normal course of business, loans are extended to directors, executive officers, and their associates. A summary of loan activity for those directors, executive officers, and their associates with aggregate loan balances in excess of $60,000 for the year ended December 31, 1999, is as follows:

          1998            Additions           Repayments            1999
    -----------------  -----------------   -----------------  -----------------

    $    292,809           $   --             $  5,664           $  287,145


6.    ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

                                              1999               1998
                                        -----------------  -----------------

     Investment securities                     $  56,730          $  21,191
     Mortgage-backed securities                   14,160             17,772
     Interest-bearing deposits                       888              2,336
     Loans receivable                            109,019             73,376
                                        -----------------  -----------------
                  Total                        $ 180,797          $ 114,675
                                        =================  =================

7.    PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

                                                   1999               1998
                                        -----------------  -----------------

     Land and improvements                     $   7,900          $   7,900
     Buildings and improvements                  254,384            254,384
     Furniture and equipment                     177,976            173,630
                                        -----------------  -----------------
                                                 440,260            435,914
     Less accumulated depreciation               214,433            187,686
                                        -----------------  -----------------

                    Total                      $ 225,827          $ 248,228
                                        =================  =================

Depreciation expense for the years ended December 31, 1999 and 1998 was $26,747 and $21,803, respectively.

8.    FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the FHLB System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than the greater of one percent of its outstanding home loans or five percent of its outstanding notes payable to the FHLB of Pittsburgh as calculated at December 31 of each year.

9.    DEPOSITS

Comparative details of deposits are as follows:

                                                      1999                                     1998
                                      -------------------------------------     ------------------------------------
                                           Amount                %                   Amount               %
                                      -----------------  ------------------     -----------------  -----------------
Noninterest-bearing                 $          914,839                5.53 % $           582,489               3.79 %
                                      -----------------  ------------------     -----------------  -----------------
Interest-bearing
     Savings                                 3,739,191               22.59             3,647,869              23.73
     NOW checking                            1,479,222                8.94             1,247,990               8.12
                                      -----------------  ------------------     -----------------  -----------------
                                             5,218,413               31.53             4,895,859              31.85
                                      -----------------  ------------------     -----------------  -----------------

Time certificates of deposit
     2.00 - 3.99%                              710,393                4.29               513,490               3.34
     4.00 - 5.99%                            5,566,611               33.63             4,398,613              28.61
     6.00 - 7.99%                            3,954,869               23.89             4,719,873              30.70
     8.00 - 9.99%                              186,419                1.13               261,846               1.71
                                      -----------------  ------------------     -----------------  -----------------
                                            10,418,292               62.94             9,893,822              64.36
                                      -----------------  ------------------     -----------------  -----------------
               Total                $       16,551,544              100.00 % $        15,372,170             100.00 %
                                      =================  ==================     =================  =================


The aggregate  amount of certificates of deposit with a minimum  denomination of
$100,000  was   $1,255,737  and  $1,253,000  at  December  31,  1999  and  1998,
respectively. Deposits in excess of $100,000 are not federally insured.

The scheduled maturities of time certificates of deposit as of December 31, 1999 are as follows:

     Within one year                             $        4,803,812
     Beyond one year but within two years                 2,498,095
     Beyond two years but within three years              1,704,994
     Beyond three years but within five years             1,101,286
     Beyond five years                                      310,105
                                                   -----------------
          Total                                  $       10,418,292
                                                   =================

Interest expense by deposit category for the years ended December 31, is as follows:

                                               1999         1998
                                            ----------  -----------

     Savings                             $     90,408 $     89,104
     NOW                                       29,217       22,841
     Time certificates of deposit             518,798      574,880
                                            ----------  -----------
           Total                         $    638,423 $    686,825
                                            ==========  ===========

10.  BORROWED FUNDS

Borrowed funds consist of fixed and adjustable rate advances from the FHLB of Pittsburgh as follows:

                            Interest
        Maturity             Rate         1999          1998
     ------------------     --------    ----------    ---------

     January 4, 1999         5.00%    $        --    $  200,000
     January 24, 2000        6.44%      2,000,000            --
     December 30, 2000       4.06%      2,537,500            --
     October 16, 2003        6.28%      1,000,000     1,000,000
     December 17, 2004       5.60%      2,000,000            --
     January 22, 2009        4.99%      2,000,000            --
                                        ---------     ----------
                                      $ 9,537,500    $1,200,000
                                        =========    ===========

The Bank has the capability to borrow additional funds through a credit arrangement with the FHLB. This credit arrangement is subject to annual renewal and incurs no service charges. Borrowings are secured by a blanket security agreement on certain investment and mortgage-backed securities, qualifying residential mortgages, and the Bank's investment in FHLB stock. As of December 31, 1999, the Bank's maximum borrowing capacity with the FHLB was $17.1 million.

11.   INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, are summarized as follows:

                                             1999               1998
                                       -----------------  -----------------

Current payable (receivable):
     Federal                        $            84,953 $          (6,755)
     State                                           --            13,259
                                       -----------------  -----------------
                                                 84,953             6,504
Deferred taxes                                  (35,938)          (30,758)
Change in valuation allowance                    (6,181)           10,634
                                       -----------------  -----------------
                         Total      $            42,834 $         (13,620)
                                       =================  =================

The following temporary differences gave rise to the net deferred tax assets:

                                                              1999          1998
                                                            --------    -----------
Deferred tax assets:
     Allowance for loan losses                           $    69,240     $   47,212
     Net unrealized loss on securities                       124,340             --
     Accrual to cash adjustment                               64,683         58,504
     Deferred loan fees                                        6,443             --
     Management recognition plan                               5,504             --
     State net operating loss carryforward                     4,453         10,634
                                                            ---------    -----------
                    Total gross deferred tax assets          274,663        116,350
                    Less valuation allowance                 (4,453)       (10,634)
                                                            ---------  -------------
                          Total deferred tax assets          270,210        105,716
                                                            ---------  -------------

Deferred tax liabilities:
     Net unrealized gain on securities                            --          5,099
     Premises and equipment                                   17,591         19,556
                                                            ---------  -------------
                    Total gross deferred tax liabilities      17,591         24,655
                                                            ---------  -------------
                          Net deferred tax assets        $   252,619 $       81,061
                                                            =========  =============

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

                                             1999                  1998
                                      --------------------  -------------------
                                                     % of                % of
                                                   Pre-tax             Pre-tax
                                       Amount       Income   Amount     Loss
                                      ---------   --------- --------  ---------

Provision (benefit) at
  statutory rat                     $   58,582      34.0 %  $(17,664)    (34.0)%
State tax expense,
  net of federal tax                        --        --       8,751      16.8
Tax-exempt income                       (4,104)     (2.4)     (9,200)    (17.7)
Other                                  (11,644)     (6.6)      4,493       8.7
                                      ---------    ------   ---------- --------

     Actual tax expense (benefit)
        and effective rate          $   42,834      25.0 %  $(13,620)    (26.2)%
                                      =========    =======  ========== =========

The Bank is subject to the Pennsylvania Mutual Thrift Institution's tax which is calculated at 11.5 percent of earnings based on generally accepted accounting principles with certain adjustments.

12.   EMPLOYEE BENEFITS

Simplified Employee Pension Plan ("SEP")
----------------------------------------

The Company maintains a SEP plan which provides for an annual contribution at the discretion of the Board of Directors up to 15 percent of the eligible employee's compensation. Employees are eligible when they attain the age of 21, have worked for the Company at least one and a half of the immediately preceding five plan years, and have received annual compensation of at least three hundred dollars. Contributions made for the year ended December 31, 1998 were $22,067. No contributions were made in 1999.

Directors Consultation and Supplemental Executive Retirement Plans
------------------------------------------------------------------

The Company maintains a nonqualified Directors Consultation and Retirement Plan (the "Directors Plan") to provide post-retirement benefits over a period of ten years to members of the Board of Directors who have completed at least ten years of service and have attained the age of 60. Pursuant to the Directors Plan, benefits become fully vested and payable upon disability, death, or change of control of the Company. No expense was incurred for the years ended December 31, 1999 and 1998, respectively.

The Company also maintains a nonqualified Supplemental Executive Retirement Plan (the "Plan") to provide an executive officer with post-retirement benefits for a period of ten years, provided an officer has at least 25 years of service at retirement at age 65. Pursuant to the Plan, benefits become fully vested and payable upon disability, death, or change of control of the Company. Total expenses incurred for the years ended December 31, 1999 and 1998 amounted to $42,063 and $35,580, respectively.

The assumptions of 6.50 percent and 5.00 percent for the discount rate and rate of compensation increase, respectively, were used in determining net periodic post-retirement costs for the Directors Consultation and Retirement Plan and Supplemental Retirement Plan for the executive officers in 1999 and 1998.

Stock Option Plan
-----------------

On January 11, 1999, the Board of Directors approved, and stockholders ratified, the formation of a stock option plan. The plan will provide for granting incentive stock options and nonstatutory stock options for executive officers and non-employee directors of the Company. A total of 23,805 shares of authorized but unissued common stock are reserved for issuance under the plan, which expires ten years from the date of shareholder ratification. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted.

On January 11, 1999, non-statutory stock options for non-employee directors were granted for the purchase of 4,760 shares and incentive stock options for officers and employees were granted for the purchase of 11,663 shares. The recipients of these stock options vest over a five-year period of time.

The following table presents share data related to the outstanding options:

                                                         Weighted-
                                                          average
                                                         Exercise
                                          1999             Price
                                    -----------------  -----------------

     Outstanding, beginning                       --            $    --
       Granted                                16,423               8.50
       Exercised                                  --                 --
       Forfeited                                  --                 --
                                    -----------------
     Outstanding, ending                      16,423            $  8.50
                                    =================
     Exercisable at year-end                      --
                                    =================

-----------------

The following table summarizes the characteristics of stock options at December 31, 1999:

                              Outstanding                      Exercisable
                    ------------------------------------  --------------------
                                                Average                Average
                                Average        Exercise               Exercise
     Exercise Price  Shares      Life            Price      Shares      Price
     -------------- --------   ---------       ---------  --------   ---------

        $ 8.50       16,423      9.00          $ 8.50         --        $ --

Employee Stock Ownership Plan ("ESOP")
--------------------------------------

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

Compensation expense for the ESOP was $35,780 and $21,123 for the years ended December 31, 1999 and 1998, respectively.

                                                1999        1998
                                              ---------  ---------

     Allocated shares                             952          --

     Shares released for allocation               952         952

     Unreleased shares                          17,140      18,092
                                             ---------  ----------

     Total ESOP shares                          19,044      19,044
                                             =========  ==========

     Fair value of unreleased shares      $   145,690   $ 156,044
                                             =========  ==========

Restricted Stock Plan ("RSP")
-----------------------------

In 1999, the Board of Directors adopted a RSP for directors, officers, and employees which was approved by stockholders at a meeting held on January 11, 1999. The objective of this plan is to enable the Company and the Bank to retain its corporate officers, key employees, and directors who have the experience and ability necessary to manage these entities. Directors, officers, and key employees who are selected by members of a Board-appointed committee are eligible to receive benefits under the RSP. The non-employee directors of the Company and the Bank serve as trustees for the RSP, and have the responsibility to invest all funds contributed by the Bank to the Trust created for the RSP.

-----------------------------

In 1999, the Trust purchased, with funds contributed by the Bank, 9,522 shares of the common stock of the Company, of which 1,904 shares were issued to directors, and 4,948 shares were issued to officers in 1999. As of December 31, 1999 2,670 shares remained unissued. Directors, officers, and key employees who terminate their association with the Company shall forfeit the right to any shares which were awarded but not earned.

The Company granted a total of 6,852 shares of common stock on January 11, 1999, of which, under the plan, shares vest over a five-year period for directors, officers, and employees beginning January 11, 2000. No shares were vested as of December 31, 1999. The RSP shares purchased initially will be excluded from stockholders' equity. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date, pro rata, over the years during which the shares are payable and recorded as an addition to the stockholders' equity.

Net compensation expense attributable to the RSPs amounted to $16,187 for the year ended December 31, 1999.

13.   COMMITMENTS AND CONTINGENT LIABILITIES

Commitments
-----------

In the normal course of business, the Company makes various commitments which are not reflected in the accompanying consolidated financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary. Commitments generally have fixed expiration dates within one year of their origination.

The off-balance sheet commitments were comprised of the following:

                                                1999               1998
                                          -----------------  -----------------
     Commitments to extend credit:
        Fixed rate commitments         $         1,581,250 $        2,112,904
        Variable rate commitments                  444,588            467,491
                                          -----------------  -----------------
               Total                   $         2,025,838 $        2,580,395
                                          =================  =================

The range of fixed interest rate residential mortgage loan commitments was 6.75 percent to 7.50 percent at December 31, 1999.

Contingent Liabilities
----------------------

In the normal course of business, the Company is involved in various legal proceedings primarily involving the collection of outstanding loans. None of these proceedings are expected to have a material effect on the financial position or operations of the Company.

14.   CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 1999 and 1998, the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital, and Tangible equity capital ratios must be at least 10.0 percent, 6.0 percent, 5.0 percent, and 1.5 percent, respectively.

The following table reconciles the Company's capital under generally accepted accounting principles to regulatory capital.

                                                       1999           1998
                                                  ------------ -----------------

 Total capital                                     $ 2,692,608   $   3,037,419
 Accumulated other comprehensive (income) loss         241,366          (4,434)
                                                   ------------  --------------

 Tier I, core, and tangible capital                  2,933,974       3,032,985

 Allowance for loan losses                             187,263         128,537
 Unrealized gain on equity securities                       --             491
                                                   ------------  --------------
 Risk-based capital                                $ 3,121,237   $   3,162,013
                                                   ============  ==============

The consolidated capital position of the Company does not materially differ from the Bank's; therefore, the following table sets forth the Company's capital position and minimum requirements for the years ended December 31:

                                       1999                      1998
                                 --------------------   ------------------------
                                  Amount      Ratio       Amount       Ratio
                                 ---------   --------   ------------------------

Total Capital
  (to Risk-weighted Assets)
  -------------------------

Actual                          $3,121,237     20.5 %   $3,162,013     30.8 %
For Capital Adequacy Purposes    1,216,249      8.0        821,814      8.0
To Be Well Capitalized           1,520,311     10.0      1,027,268     10.0

Tier I Capital
  (to Risk-weighted Assets)
  -------------------------

Actual                          $2,933,974     19.3 %   $3,032,985     29.5 %
For Capital Adequacy Purposes      608,124      4.0        410,907      4.0
To Be Well Capitalized             912,187      6.0        616,361      6.0

Core Capital
  (to Adjusted Assets)
  --------------------

Actual                          $2,933,974      9.8 %   $3,032,985     16.6 %
For Capital Adequacy Purposes      900,466      3.0        548,558      3.0
To Be Well Capitalized           1,500,777      5.0        914,263      5.0

Tangible Capital
  (to Adjusted Assets)
  --------------------

Actual                          $2,933,974      9.8 %   $3,032,985     16.6 %
For Capital Adequacy Purposes      450,233      1.5        274,279      1.5
To Be Well Capitalized                 N/A      N/A            N/A      N/A

15.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at December 31, are as follows:

                                                        1999                                   1998
                                         ------------------------------------   ------------------------------------
                                             Carrying             Fair              Carrying             Fair
                                              Value              Value               Value              Value
                                         -----------------  -----------------   -----------------  -----------------
Financial assets:
     Cash and due from banks,
        interest-bearing deposits
        in other banks                $           790,785 $          790,785 $           965,488 $          965,488
     Certificates of deposit in
        other banks                               100,000            100,000             199,000            199,000
     Investment securities:
           Available for sale                   3,323,894          3,323,894           1,259,532          1,259,532
           Held to maturity                       145,000            144,870             489,287            503,083
     Mortgage-backed securities:
           Available for sale                     690,164            690,164           1,026,442          1,026,442
           Held to maturity                       743,385            750,369           1,066,910          1,082,927
     Loans receivable                          22,518,456         21,624,939          14,512,121         14,680,910
     Accrued interest receivable                  180,797            180,797             114,675            114,675
     FHLB stock                                   564,900            564,900             102,900            102,900
                                         -----------------  -----------------   -----------------  -----------------
        Total                         $        29,057,381 $       28,170,718 $        19,736,355 $       19,934,957
                                         =================  =================   =================  =================

Financial liabilities:
     Deposits                         $        16,551,544 $       16,369,247 $        15,372,170 $       15,839,354
     Borrowed funds                             9,537,500          9,354,042           1,200,000          1,188,357
     Advances by borrowers
        for taxes and insurance                   275,758            275,758             179,563            179,563
     Accrued interest payable                     150,202            150,202
                                                                                          12,480             12,480
                                         -----------------  -----------------   -----------------  -----------------
        Total                         $        26,515,004 $       26,149,249 $        16,764,213 $       17,219,754
                                         =================  =================   =================  =================

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

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due from Banks,  Interest-bearing Deposits in Other Banks, Certificates
--------------------------------------------------------------------------------
of Deposit in Other Banks, Accrued Interest Receivable,  FHLB Stock, Advances by
--------------------------------------------------------------------------------
Borrowers for Taxes and Insurance, and Accrued Interest Payable
---------------------------------------------------------------

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

Loans Receivable, Deposits, and Borrowed Funds
----------------------------------------------

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows based upon current market rates adjusted for prepayment risk and credit quality. Savings, checking, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for time deposits and borrowed funds are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and borrowings of similar remaining maturities.

Commitments to Extend Credit
----------------------------

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 13.

16.  CONVERSION TO A STOCK FORM OF OWNERSHIP AND FORMATION OF HOLDING COMPANY

On December 15, 1997, the Board of Trustees, subject to regulatory approval and approval by the members of the Bank, adopted a Plan of Conversion (the
"Conversion") to convert from a state-chartered mutual savings bank to a federally-chartered stock savings bank and the concurrent formation of a holding company.

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

16. CONVERSION TO A STOCK FORM OF OWNERSHIP AND FORMATION OF HOLDING COMPANY (Continued)

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

17. CONDENSED FINANCIAL INFORMATION OF CARNEGIE FINANCIAL CORPORATION (PARENT COMPANY ONLY)

                             CONDENSED BALANCE SHEET

                                                           December 31,
                                                       1999            1998
                                                   ------------  --------------
ASSETS
     Cash and due from banks                    $      145,546         622,933
     Investment securities available for sale          233,146         248,413
     Investment in subsidiary bank                   2,234,680       1,980,429
     Loan receivable from ESOP                         161,874         180,918
     Other assets                                       78,597          33,044
                                                   ------------  --------------
TOTAL ASSETS                                    $    2,853,843 $     3,065,737
                                                   ============  ==============
LIABILITIES AND STOCKHOLDERS' EQUITY
     Dividends payable                          $       22,478 $            --
     RSP payable                                        64,750              --
     Other liabilities                                  74,007          28,318
     Stockholders' equity                            2,692,608       3,037,419
                                                   ------------  --------------
TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY                       $    2,853,843 $     3,065,737
                                                   ============  ==============

17. CONDENSED FINANCIAL INFORMATION OF CARNEGIE FINANCIAL CORPORATION (PARENT COMPANY ONLY) (Continued)

                          CONDENSED STATEMENT OF INCOME

                                                                                                 For the Period of
                                                                                                   July 10, 1998
                                                                            Year Ended                  to
                                                                         December 31, 1999       December 31, 1998
                                                                       ----------------------  ----------------------
INCOME
     Interest income                                                $                 30,304 $                11,898

EXPENSES                                                                              43,330                   1,785
                                                                       ----------------------  ----------------------
Income (loss) before equity in undistributed
  earnings of subsidiary                                                             (13,026)                 10,113

Equity in undistributed earnings of subsidiary                                       121,256                 (37,629)
                                                                       ----------------------  ----------------------

NET INCOME (LOSS)                                                   $                108,230 $               (27,516)
                                                                       ======================  ======================


                        CONDENSED STATEMENT OF CASH FLOWS

                                                                                                 For the Period of
                                                                                                   July 10, 1998
                                                                            Year Ended                  to
                                                                         December 31, 1999       December 31, 1998
                                                                       ----------------------  ----------------------
OPERATING ACTIVITIES
     Net income (loss)                                              $                108,230   $            (27,516)
     Adjustments to reconcile net income (loss) to
        net cash provided by operating activities:
            Equity in undistributed earnings of subsidiary                          (121,256)                37,629
            Other, net                                                                77,038                 (4,186)
                                                                       ----------------------  ----------------------
                Net cash provided by operating activities                             64,012                  5,927
                                                                       ----------------------  ----------------------
INVESTING ACTIVITIES
     Additional investment at subsidiary bank                                       (350,000)                    --
     Purchase of investment securities available for sale                                 --               (250,000)
     Payments from ESOP                                                               19,044                  9,522
     Purchase of savings bank stock                                                       --             (1,047,925)
                                                                       ----------------------  ----------------------
                Net cash used for investing activities                              (330,956)            (1,288,403)
                                                                       ----------------------  ----------------------
FINANCING ACTIVITIES
     Common stock acquired by RSP                                                    (80,937)                     --
     Purchase of treasury stock, at cost                                            (129,506)                     --
     Net proceeds from issuance of common stock                                           --               1,905,409
                                                                       ----------------------  ----------------------
                Net cash provided by (used for) financing activities                (210,443)              1,905,409
                                                                       ----------------------  ----------------------

                Increase (decrease) in cash                                         (477,387)                622,933

CASH AT BEGINNING OF PERIOD                                                          622,933                      --
                                                                       ----------------------  ----------------------
CASH AT END OF PERIOD                                               $                145,546   $             622,933
                                                                       ======================  ======================