Form 10KSB40, Exhibit 13
period 2000-12-31
CARNEGIE FINANCIAL CORP /PA/
filed 2001-03-28
CIK 17732

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

                                                                    Dividends
           Date                              High ($)     Low ($)   Declared ($)
           ----                              --------     -------   ------------
January 1, 1999 to March 31, 1999              8.50        7.50          --
April 1, 1999 to June 30, 1999                10.25        9.00          --
July 1, 1999 to September 30, 1999             9.25        7.50          --
October 1, 1999 to December 31, 1999           9.00        7.50         .10
January 1, 2000 to March 31, 2000              8.50        7.63          --
April 1, 2000 to June 30, 2000                 8.00        6.50          --
July 1, 2000 to September 30, 2000             7.50        6.00          --
October 1, 2000 to December 31, 2000           7.50        5.75          --

         The number of shareholders of record of common stock as of the record date of March 1, 2001, was approximately 169. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 1, 2001, there were 224,776 shares outstanding. Carnegie's ability to pay dividends to stockholders is generally dependent upon the dividends it receives from Carnegie Savings. Carnegie Savings may not declare or pay a cash dividend on any of its stock if the effect would cause its regulatory capital to be reduced below (1) the amount required for its liquidation account established in connection with its stock conversion or the regulatory capital requirements imposed by the Office of Thrift Supervision.

Selected Financial Information

                                                             At or for the
                                                       Years Ended December 31,
                                                       ------------------------
                                                        (Dollars in thousands,
                                                        except selected ratios)
                                                          2000           1999
                                                      ----------     ----------
Selected Balance Sheet Data:
Assets ............................................   $   26,738     $   29,489
Loans receivable (net) ............................       22,385         22,518
Deposits ..........................................       17,498         16,552
Shareholders' equity ..............................        2,790          2,693
Selected Results of Operations:
Interest income ...................................   $    2,016     $    1,865
Interest expense ..................................        1,186          1,010
Net interest income ...............................          830            855
Net (loss) income .................................         (108)           108
Earnings (loss) per share
    Basic .........................................         (.53)           .47
    Diluted .......................................         (.53)           .46
Selected Ratios:
Net interest rate spread ..........................         2.31%          2.69%
Net yield on average interest- earning assets .....         3.04           3.35
Return on average assets ..........................         (.39)           .42
Return on average equity ..........................        (3.94)          4.86
Non-performing loans to total assets ..............          .27            .22
Allowance for loan loss to non-performing loans ...       278.48         408.00

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

The Private Securities Litigation Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses, year 2000 issues, general economic conditions, government policies and actions of regulatory authorities. Carnegie Financial Corporation (the "Company") undertakes no obligation to publicly release the results of any revisions to those forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

References to the Company refer collectively to the Company and Carnegie Savings Bank (the "Bank"), unless the context indicates otherwise.

Overview

         In conjunction with a routine regulatory examination of the Bank by the Office of Thrift Supervision (the "OTS"), the OTS requested the Bank to enter into a Supervisory Agreement (the "Agreement"). The Agreement was signed on April 14, 2000, (the "Effective Date") and among other things, place restrictions on the Bank's growth. Under the Agreement, the Bank may not increase its assets in an amount exceeding net interest credited on deposit liabilities (or earnings credited on share accounts) during any calendar quarter, without prior written approval of the regional director of the OTS. Additionally, the Agreement required the Bank or its Board of Directors to revise various policies including 1) interest rate risk management, 2) strategic planning to improve earnings, 3) loan documentation and underwriting policies, and 4) internal loan and asset classifications policies. The Agreement will remain in place until terminated by the OTS and could adversely affect the financial conditions, liquidity, and operations of the Company.

         In connection with the Agreement, in order to reduce interest rate risk, during the second quarter of fiscal 2000, the Company extended the terms of certain borrowings and used the proceeds from the sale of $2.7 million of available for sale securities and the extension of certain borrowings to pay down $4.3 million of higher cost borrowings. Accordingly, at December 31, 2000, assets decreased $2.8 million to $26.7 million from $29.5 million at December 31, 1999 and liabilities decreased $2.9 million to $23.9 million from $26.8 million at December 31, 1999.

Asset/Liability Management

         The Company's net interest income is sensitive to changes in interest rates, as the rates paid on interest-bearing liabilities generally change faster than the rates earned on interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates.

         The board of directors attempts to manage the interest rate sensitivity of the Company through its asset and liability committee which is comprised of the board of directors. The board of directors meets quarterly with management to monitor the impact of interest rate risk and develops strategies to manage its liquidity, shorten the effective maturities of certain interest earning assets and increase the effective maturities of certain liabilities, to reduce the exposure to interest rate fluctuations. The Agreement with the OTS identified and required the Bank to develop and pursue strategies to reduce interest-rate risk. See "Overview".

Net Portfolio Value

         The Bank computes amounts by which the net present value of cash flow from assets, liabilities and off balance sheet items ("net portfolio value" or "NPV") would change in the event of a range of assumed changes in market interest rates. Based upon OTS assumptions, the following table presents the Bank's percentage change in NPV, assuming an immediate change in interest rates of plus or minus 200 basis points from the level at December 31, 2000.


                           Percentage Change in Net Portfolio Value
                           ----------------------------------------
          Changes
         in Market                                Change in NPV
      Interest Rates              NPV Ratio(1)         Ratio(2)
      --------------              ------------    -------------
      (basis points)

           + 300                      4.60%           (630) bp
           + 200(1)                   6.84            (406) bp
           + 100                      9.02            (188) bp
               0                     10.90              --
           - 100                     11.85              95  bp
           - 200                     11.42              52  bp
           - 300                     10.95               5  bp

----------------
(1)  Denotes rate stock used to compute the NPV capital ratios.
(2)  Calculated as the estimated NPV divided by present value of total assets.
(3) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

         The calculations in the above table indicate that the Company's NPV could be significantly affected by increases in interest rates and favorably affected by decreases in interest rates. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Results of Operations

         Net income decreased $216,000 resulting in a net loss of $108,000 for the year ended December 31, 2000 from net income of $108,000 for the same period ended 1999. This decrease was primarily due to an after tax loss of $195,000 from the sale of securities available for sale in the second quarter of 2000, in connection with the Agreement.

         Net interest income before the provision for loan losses decreased $25,000 to $830,000 for the year ended December 31, 2000 from $855,000 for the same period in 1999. The decrease in net interest income was primarily related to a 10 basis point decline in the average yield earned on average loans receivable and an 45 basis point increase in the average cost of interest earning liabilities. Though average loan receivables increased $3.5 million to $22.6 million from last year, such increase was not enough to overcome the increase in average cost of funds coupled with a $1.5 million increase in average interest earning liabilities during fiscal 2000. The increase in average cost of funds primarily caused the interest rate margin for the year ended December 31, 2000 to decline 38 basis points to 2.31% from 2.69% for the year ended December 31, 1999. See " -- Average Balance Sheet and Rate Volume Table."

Average Balance Sheet

         The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances. The table illustrates that the increase in the amount and cost of funds of average other liabilities, which consists of FHLB advances, has adversely affected the interest rate spread for the year ended December 31, 2000.


                                                                                Year ended December 31,
                                                  ----------------------------------------------------------------------------------
                                                                        2000                                      1999
                                                  ----------------------------------------     -------------------------------------
                                                                                (Dollars in thousands)

                                                      Average                   Average        Average                    Average
                                                      Balance      Interest     Yield/Cost     Balance      Interest      Yield/Cost
                                                      -------      --------     ----------     -------      --------      ----------
Interest-earning assets:
 Loans receivable(1)............................      $22,648        $1,720         7.59%      $19,068       $1,467          7.69%
 Mortgage-backed securities.....................        1,348            91         6.75%        1,789          105          5.87%
 Investment securities..........................        2,734           185         6.77%        3,786          254          6.71%
 Other interest-earning assets(2)...............          538            20         3.72%          847           39          4.60%
                                                      -------        ------                    -------       ------
  Total interest-earning assets.................       27,268         2,016         7.39%       25,490        1,865          7.32%
                                                                     ------                                  ------
Non-interest-earning assets.....................          238                                      471
                                                      -------                                  -------
  Total assets..................................      $27,506                                  $25,961
                                                      =======                                  =======
Interest-bearing liabilities:
 NOW accounts...................................      $ 1,466            29         1.98%       $1,491           29          1.95%
 Savings accounts...............................        4,100           124         3.02%        3,694           90          2.44%
 Certificates of deposit........................       10,628           596         5.61%        9,573          519          5.42%
 Other liabilities (3)..........................        7,138           437         6.12%        7,071          372          5.26%
                                                      -------        ------                    -------       ------
  Total interest-bearing liabilities...........        23,332         1,186         5.08%       21,829        1,010          4.63%
                                                      -------        ------                    -------       ------
Non-interest bearing liabilities:...............
 Other liabilities..............................        1,436                                    1,909
                                                      -------                                  -------
 Total liabilities..............................       24,768                                   23,738
                                                      -------                                  -------
Stockholders' equity............................        2,738                                    2,223
                                                      -------                                  -------
 Total liabilities and stockholders' equity.....      $27,506                                  $25,961
                                                      =======                                  =======
Net interest income.............................                     $  830                                  $  855
                                                                     ======                                  ======
Interest rate spread(4).........................                                    2.31%                                    2.69%
                                                                                    ====                                     ====
Net yield on interest-earning assets(5).........                                    3.04%                                    3.35%
                                                                                    ====                                     ====
Ratio of average interest-earning assets to
  average interest-bearing liabilities..........                                  116.87%                                  116.77%
                                                                                  ======                                   ======

---------------------------------
(1)  Average balances include non-accrual loans.
(2)  Includes interest-bearing deposits in other financial institutions.
(3)  Consists primarily of FHLB advances.
(4)  Interest-rate spread represents the difference between the average yield on
     interest-earning   assets  and  the   average   cost  of   interest-bearing
     liabilities.
(5) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Table

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


                                                     Year ended December 31,
                                                  ------------------------------
                                                         2000 vs. 1999
                                                  ------------------------------
                                                       Increase (Decrease)
                                                              Due to
                                                  ------------------------------
                                                  Volume       Rate       Total
                                                  ------      ------      ------
                                                         (In Thousands)
Interest income:
Loans receivable ...........................      $ 273       $ (20)      $ 253
Mortgage-backed securities .................        (36)         22         (14)
Investment securities ......................        (71)          2         (69)
Other interest-earning assets ..............        (11)         (8)        (19)
                                                  -----       -----       -----
  Total interest-earning assets ............      $ 155       $  (4)      $ 151
                                                  =====       =====       =====
Interest expense:
 NOW accounts ..............................      $  --       $  --       $  --
 Savings deposits ..........................         11          23          34
 Certificates of deposit ...................         59          18          77
 Other interest-bearing liabilities ........          4          61          65
                                                  -----       -----       -----
  Total interest-bearing liabilities .......      $  74       $ 102       $ 176
                                                  =====       =====       =====

Change in net interest income ..............      $  81       $(106)      $ (25)
                                                  =====       =====       =====

         Noninterest income, which is comprised of service charges on deposit accounts, net investment securities losses, net and other income decreased $267,000 for the year ended December 31, 2000, from $114,000 for the same 1999 period. Service charges on deposit accounts increased a modest $11,000 due to an increased level of transaction account activity. Additionally, due to the restriction on the Bank's growth in connection with the Agreement, other income which includes fees associated with loan underwriting and processing declined $36,000 to $13,000 for the year ended December 31, 2000 from $49,000 for the same period in fiscal 1999. This factor, coupled with net losses on securities divested amounting to $242,000 resulted in the reduction in noninterest income for 2000.

Noninterest expense increased $24,000 to $776,000 for the year ended December 31, 2000 from $752,000 for the same period ended 1999. The most significant item affecting noninterest expense was a $23,000 increase in professional fees. These fees were incurred for legal and consulting services rendered to ensure compliance with the Agreement.

Income taxes decreased $104,000 for the year ended December 31, 2000 to a benefit of $61,000 as compared to an expense of $43,000 for the year ended December 31, 1999. This decrease is due to the pre-tax loss position of the Company at December 31, 2000.

Liquidity And Capital Resources

         Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the savings and loan industry and similar matters. Management monitors projected liquidity needs and determines the level desirable based in part on the Company's commitments to make loans and management's assessment of the Company's ability to generate funds. In addition to the Company's ability to generate funds from new deposits and principal reductions and repayments of loans and mortgage-backed securities, the Company has the ability to borrow additional funds from the FHLB of approximately $12.2 million at December 31, 2000.

         Management monitors both the Company's and the Bank's total risk-based Tier I risk-based and Tier I leverage capital ratios in order to assess compliance with regulatory guidelines. At December 31, 2000, both the Company and the Bank exceeded the minimum risk-based and leverage capital ratios requirements. See "Note 14 to the Consolidated Financial Statements." The capital ratios for the Company and the Bank could be adversely affected due to the Agreement.

         Net cash provided by operating activities (i.e., the net effects of transactions that enter into the determination of net income (loss) - e.g.
non-cash items, amortization and depreciation, loss (gain) on sales of securities available for sale and provision for loan losses] for the year ended December 31, 2000 decreased $226,000 to $40,000 from $266,000 for the year ended December 31, 1999. Such decrease in fiscal 2000 primarily relates to the net loss on the sale of securities available for sale.

         Net cash provided by investing activities (i.e., cash receipts, primarily from our investment securities and mortgage-backed securities portfolios and our loan portfolio) increased by $12.6 million to $2.8 million for the year ended December 31, 2000 from cash used for investing activities use position of $9.8 million for the year ended December 31, 1999. In response to the Agreement, this increase resulted primarily from a curtailment of lending of $8.0 million and $4.5 million decrease in the investment securities available for sale portfolio. Such decrease in this portfolio was due to the decrease of $2.5 million in purchases and a $2.3 million increase primarily from proceeds in sales.

         Net cash used for financing activities (i.e., cash receipts primarily used for or from borrowed funds) increased $12.2 million to $2.8 million for the year ended December 31, 2000 from $9.4 million of cash provided by financing activities. In response to the Agreement, such increase in funds was used for financing activities relating to borrowed funds. During fiscal 2000, the Company used $7.5 million in funds to payoff certain borrowings and reduced funds received from borrowed funds by $4.7 million.

[LOGO]
SNODGRASS
Certified Public Accountants and Consultants




                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------



Board of Directors and Stockholders
Carnegie Financial Corporation

We have audited the accompanying consolidated balance sheet of Carnegie Financial Corporation and subsidiary, as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carnegie Financial Corporation and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/S.R. Snodgrass, A.C.

Wexford, PA
February 22, 2001

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA 15090-8399 Phone: 724-934-344 Facsimile: 724-934-0345

                         CARNEGIE FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEET

                                                                                               December 31,
                                                                                        2000               1999
                                                                                  -----------------  -----------------
ASSETS
     Cash and due from banks                                                      $        237,958   $        504,005
     Interest-bearing deposits in other banks                                              564,330            286,780
                                                                                  -----------------  -----------------
     Cash and cash equivalents                                                             802,288            790,785

     Certificates of deposit in other banks                                                100,000            100,000
     Investment securities available for sale                                            1,249,382          3,323,894
     Investment securities held to maturity (market
       value of $144,870)                                                                        -            145,000
     Mortgage-backed securities available for sale                                         609,050            690,164
     Mortgage-backed securities held to maturity (market
       value of $618,846 and $750,369)                                                     613,823            743,385
     Loans receivable (net of allowance for loan losses
       of $202,533 and $203,648)                                                        22,385,789         22,518,456
     Accrued interest receivable                                                           135,412            180,797
     Premises and equipment                                                                216,901            225,827
     Federal Home Loan Bank stock                                                          287,500            564,900
     Other assets                                                                          337,634            205,393
                                                                                  -----------------  -----------------
             TOTAL ASSETS                                                         $     26,737,779   $     29,488,601
                                                                                  =================  =================
LIABILITIES
     Deposits                                                                     $     17,498,223   $     16,551,544
     Borrowed funds                                                                      5,750,000          9,537,500
     Advances by borrowers for taxes and insurance                                         265,073            275,758
     Accrued interest payable and other liabilities                                        434,267            431,191
                                                                                  -----------------  -----------------
             TOTAL LIABILITIES                                                          23,947,563         26,795,993
                                                                                  -----------------  -----------------
Commitments and contingencies

STOCKHOLDERS' EQUITY
     Preferred stock, no par value; 2,000,000 shares
       authorized; none issued                                                                   -                  -
     Common stock, $.10 par value; 4,000,000 shares
       authorized, 238,050 issued                                                           23,805             23,805
     Additional paid-in capital                                                          2,057,534          2,062,493
     Retained earnings - substantially restricted                                        1,095,409          1,203,806
     Unallocated shares held by Employee Stock Ownership Plan (ESOP)                      (140,926)          (161,874)
     Unallocated shares held by Restricted Stock Plan (RSP)                                (57,640)           (64,750)
     Accumulated other comprehensive loss                                                  (58,460)          (241,366)
     Treasury stock, at cost (13,274 shares)                                              (129,506)          (129,506)
                                                                                  -----------------  -----------------
             TOTAL STOCKHOLDERS' EQUITY                                                  2,790,216          2,692,608
                                                                                  -----------------  -----------------
             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $     26,737,779   $     29,488,601
                                                                                  =================  =================

See accompanying notes to the consolidated financial statements.

                         CARNEGIE FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENT OF INCOME

                                                                                        Year Ended December 31,
                                                                                        2000               1999
                                                                                  -----------------  -----------------
INTEREST AND DIVIDEND INCOME
     Loans receivable                                                             $      1,719,815   $      1,466,934
     Interest-bearing deposits in other banks                                               19,961             39,475
     Investment securities:
         Taxable                                                                           182,154            241,616
         Exempt from federal income tax                                                      2,781             12,072
     Mortgage-backed securities                                                             90,882            104,609
                                                                                  -----------------  -----------------
             Total interest and dividend income                                          2,015,593          1,864,706
                                                                                  -----------------  -----------------
INTEREST EXPENSE
     Deposits                                                                              749,160            638,423
     Borrowed funds                                                                        437,168            371,543
                                                                                  -----------------  -----------------
             Total interest expense                                                      1,186,328          1,009,966
                                                                                  -----------------  -----------------
NET INTEREST INCOME                                                                        829,265            854,740

Provision for loan losses                                                                   69,603             65,831
                                                                                  -----------------  -----------------
NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES                                                               759,662            788,909
                                                                                  -----------------  -----------------
NONINTEREST INCOME
     Service fees                                                                           97,560             86,897
     Investment securities losses, net                                                    (263,845)           (21,578)
     Other income                                                                           12,871             48,741
                                                                                  -----------------  -----------------
             Total noninterest income                                                     (153,414)           114,060
                                                                                  -----------------  -----------------
NONINTEREST EXPENSE
     Compensation and employee benefits                                                    374,535            378,036
     Occupancy and equipment                                                                75,278             71,296
     Data processing                                                                       113,822            109,035
     Professional fees                                                                      92,123             69,501
     Other                                                                                 120,090            124,037
                                                                                  -----------------  -----------------
             Total noninterest expense                                                     775,848            751,905
                                                                                  -----------------  -----------------
Income (loss) before income tax expense (benefit)                                         (169,600)           151,064
Income tax expense (benefit)                                                               (61,203)            42,834
                                                                                  -----------------  -----------------
NET INCOME (LOSS)                                                                 $       (108,397)  $        108,230
                                                                                  =================  =================
EARNINGS (LOSS) PER SHARE
     Basic                                                                        $          (0.53)  $           0.47
     Diluted                                                                                 (0.53)              0.46

See accompanying notes to the consolidated financial statements.

                                     CARNEGIE FINANCIAL CORPORATION
                       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                        Accumu-
                                                                                        lated
                                                                                        Other
                                                Retained     Unallocated Unallocated    Compre-                  Total     Compre-
                                   Additional   Earnings       Shares       Shares      hensive                  Stock-    hensive
                         Common     Paid-in    Substantially   Held by     Held by      Income    Treasury      holders'   Income
                         Stock      Capital     Restricted      ESOP         RSP        (Loss)     Stock         Equity    (Loss)
                         --------  ----------  ----------    ---------   ----------  ---------  -----------   ----------  ----------
Balance,
  December 31, 1998      $23,805   $2,072,044  $1,118,054    $(180,918)  $        -  $   4,434   $        -   $3,037,419

Net income                                        108,230                                                        108,230  $ 108,230
Other comprehensive
loss:
    Unrealized loss
      on available
      for sale
      securities,
      net of
      reclassification
      adjustment, net
      of tax benefit
      of $126,624                                                                     (245,800)                 (245,800)  (245,800)
                                                                                                                          ---------
Comprehensive loss                                                                                                        $(137,570)
                                                                                                                          =========
Release of earned
  ESOP shares                          (2,409)                  19,044                                            16,635
Treasury stock
  purchased, at cost                                                                               (129,506)    (129,506)
Common stock
  acquired by RSP                      (7,142)                              (80,937)                             (88,079)
Release of earned
  RSP shares                                                                 16,187                               16,187
Cash dividends paid
  ($.10 per share)                                (22,478)                                                       (22,478)
                         --------  ----------  ----------    ---------   ----------    -------  -----------   ----------
Balance,
  December 31, 1999        23,805   2,062,493   1,203,806     (161,874)     (64,750)  (241,366)    (129,506)   2,692,608

Net loss                                         (108,397)                                                      (108,397)  (108,230)
Other comprehensive
income:
    Unrealized
      gain on available
      for sale
      securities,
      net of
      reclassification
      adjustment, net
      of tax expense
      of $94,224                                                                       182,906                   182,906    182,906
                                                                                                                          ---------
Comprehensive income                                                                                                      $  74,676
                                                                                                                          =========
Release of earned
  ESOP shares                          (4,959)                  20,948                                            15,989
Release of earned
  RSP shares                                                                  7,110                                7,110
                         --------  ----------  ----------    ---------   ----------  ---------  -----------   ----------
Balance,
  December 31, 2000      $ 23,805  $2,057,534  $1,095,409    $(140,926)  $  (57,640) $ (58,460) $  (129,506)  $2,790,216
                         ========  ==========  ==========    =========   ==========  =========  ===========   ==========

                                                                                                     2000          1999
                                                                                                 -------------  ------------
Components of other comprehensive income (loss):
    Change in net unrealized gain (loss) on investment securities available for sale            $      8,768    $  (260,041)
     Realized losses included in net income, net of tax benefit of $89,707 and $7,337                174,138         14,241
                                                                                                 -------------  ------------
Total                                                                                            $   182,906    $  (245,800)
                                                                                                 =============  ============

See accompanying notes to the consolidated financial statements.

                        CARNEGIE FINANCIAL CORPORATION
                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                        Year Ended December 31,
                                                                                        2000               1999
                                                                                  -----------------  -----------------
OPERATING ACTIVITIES
     Net income (loss)                                                            $       (108,397)  $        108,230
     Adjustments to reconcile net income (loss) to
       net cash provided by operating activities:
         Provision for loan losses                                                          69,603             65,831
         Depreciation, amortization, and accretion, net                                    (29,639)           (22,536)
         Investment securities losses, net                                                 263,845             21,578
         Deferred income taxes                                                               6,816             42,119
         Decrease (increase) in accrued interest receivable                                 45,385            (66,122)
         Increase (decrease) in accrued interest payable                                  (111,195)           137,722
         Amortization of ESOP unearned compensation                                         15,989             19,044
         Amortization of RSP unearned compensation                                           7,110             16,635
         Other, net                                                                       (119,019)           (56,417)
                                                                                  -----------------  -----------------
         Net cash provided by operating activities                                          40,498            266,084
                                                                                  -----------------  -----------------
INVESTING ACTIVITIES
     Decrease in certificates of deposit in other banks                                          -             99,000
     Investment securities available for sale:
         Purchases                                                                        (491,688)        (2,993,369)
         Proceeds from sales                                                             2,627,770            601,130
         Maturities and repayments                                                               -            300,000
     Maturities and repayments of investments held to maturity                             145,000             45,000
     Mortgage-backed securities available for sale:
         Maturities and repayments                                                          91,480            320,183
     Maturities and repayments of mortgage-backed securities
       held to maturity                                                                    129,562            323,229
     Net decrease (increase) in loans receivable                                            63,064         (8,072,166)
     Redemption (purchase) of Federal Home Loan Bank stock                                 277,400           (462,000)
     Purchase of premises and equipment, net                                               (20,077)            (4,420)
                                                                                  -----------------  -----------------
         Net cash provided by (used for) investing activities                            2,822,511         (9,843,413)
                                                                                  -----------------  -----------------
FINANCING ACTIVITIES
     Net increase in deposits                                                              946,679          1,179,374
     Net increase (decrease) in advances by borrowers
       for taxes and insurance                                                             (10,685)            96,195
     Proceeds from borrowed funds                                                        3,750,000          8,537,500
     Repayment of borrowed funds                                                        (7,537,500)          (200,000)
     Purchase of treasury stock, at cost                                                         -           (129,506)
     Common stock acquired by RSP                                                                -            (80,937)
                                                                                  -----------------  -----------------
         Net cash provided by (used for) financing activities                           (2,851,506)         9,402,626
                                                                                  -----------------  -----------------
         Increase (decrease) in cash and cash equivalents                                   11,503           (174,703)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                             790,785            965,488
                                                                                  -----------------  -----------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                          $        802,288   $        790,785
                                                                                  =================  =================
SUPPLEMENTAL CASH FLOW DISCLOSURE
     Cash paid during the year for:
         Interest on deposits and borrowings                                      $      1,297,523   $        872,244
         Income taxes                                                                       64,000             41,250

See accompanying notes to the consolidated financial statements.

                         CARNEGIE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation
----------------------------------------------

Carnegie Financial Corporation (the "Company") is a Pennsylvania Corporation and is registered under the Bank Holding Company Act. The Company was organized to be the holding company of Carnegie Savings Bank (the "Bank"). The Company's principal sources of revenue emanate from interest earnings on its investment, mortgage-backed securities, and mortgage, commercial and consumer loan portfolios as well as a variety of deposit services provided to its customers through its one retail location. The Bank is a federally-chartered stock savings bank located in Carnegie, Pennsylvania. The Company and the Bank are subject to regulation and supervision by the Office of Thrift Supervision.

The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiary, the Bank. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company's financial statements is carried at the parent company's equity in the underlying net assets of the Bank.

The accounting principles followed by the Company and the methods of applying these principles conform with generally accepted accounting principles and with general practice within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the consolidated balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

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

Commercial and commercial real estate loans are considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows, or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined that a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable, unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan in which case the portion of the receipts related to interest is recognized as income.

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

Comprehensive Income
--------------------

The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains (losses) on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders' Equity.

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

Recent Accounting Pronouncements
--------------------------------

In September 2000, the FASB issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement replaces FASB Statement No. 125 and provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings based on a control-oriented "financial-components" approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The provisions of Statement No. 140 are effective for transactions occurring after March 31, 2001. This Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of the provisions of Statement No. 140 is not expected to have a material impact on financial position or results of operations.

Reclassification of Comparative Amounts
---------------------------------------

Certain comparative account balances for the prior year have been reclassified to conform to the current period classifications. Such reclassifications did not affect net income or stockholders' equity.

2.  EARNINGS PER SHARE

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income or loss as presented on the Consolidated Statement of Income is used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

                                                          2000           1999
                                                        --------       --------

Weighted-average common shares
  outstanding                                            238,050        266,083

Average treasury shares                                  (13,274)        (9,015)

Average unearned ESOP and RSP shares                     (21,747)       (25,552)
                                                        --------       --------
Weighted-average common shares and
  common stock equivalents used to
  calculate basic earnings per share                     203,029        231,516

Additional common stock equivalents
  (RSP shares) used to calculate
  diluted earnings per share
                                                            --            5,693
Additional common stock equivalents
  (stock options) used to calculate
  diluted earnings per share
                                                            --              504
                                                        --------       --------
Weighted-average common shares and
  common stock equivalents used
  to calculate diluted earnings per share                203,029        237,713
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

The amortized cost and estimated market values of investment securities available for sale and held to maturity are summarized as follows:

                                                                            2000
                                         ---------------------------------------------------------------------------
                                                                 Gross              Gross             Estimated
                                            Amortized          Unrealized         Unrealized            Market
                                               Cost              Gains              Losses              Value
                                         -----------------  -----------------  -----------------   -----------------
Available for Sale
U.S. Government agency
  securities                             $      1,345,112   $              -   $       (95,730)    $       1,249,382
                                         =================  =================  =================   =================

                                                                            1999
                                      ------------------------------------------------------------------------------
                                                                 Gross              Gross             Estimated
                                            Amortized          Unrealized         Unrealized            Market
                                               Cost              Gains              Losses              Value
                                         -----------------  -----------------  -----------------   -----------------
Available for Sale
U.S. Government agency
  securities                             $      3,686,389   $              -   $      (362,495)    $      3,323,894
                                         =================  =================  =================   =================
Held to Maturity
Obligations of states and
  political subdivisions                 $        145,000   $             90   $          (220)    $        144,870
                                         =================  =================  =================   =================

The amortized cost and estimated market value of investments in debt securities at December 31, 2000, all due after ten years, are $1,345,112 and $1,249,382, respectively.

Proceeds from sales of investment securities available for sale and gross gains and losses realized on those sales for the years ended December 31, were as follows:

                                                                                     2000                1999
                                                                               -----------------   -----------------
     Proceeds from sales                                                       $      2,627,770    $        601,130
     Gross gains                                                                         27,885              14,468
     Gross losses                                                                       291,730              36,046


4.    MORTGAGE-BACKED SECURITIES

The amortized cost and estimated market values of mortgage-backed securities available for sale and held to maturity are summarized as follows:

                                                                            2000
                                         ---------------------------------------------------------------------------
                                                                 Gross              Gross             Estimated
                                            Amortized          Unrealized         Unrealized            Market
                                               Cost              Gains              Losses              Value
                                         -----------------  -----------------  -----------------   -----------------
Available for Sale
     Government National
       Mortgage Association              $         51,701   $             84   $           (101)   $         51,684
     Federal Home Loan
       Mortgage Corporation                       107,127                842                (10)            107,959
     Federal National Mortgage
       Association                                271,317              2,655               (330)            273,642
     Collateralized mortgage
       obligations                                171,751              4,014                  -             175,765
                                         -----------------  -----------------  -----------------   -----------------
                    Total                $        601,896   $          7,595   $           (441)   $        609,050
                                         =================  =================  =================   =================
Held to Maturity
     Government National
       Mortgage Association              $        598,483 $            5,722   $           (781)   $        603,424
     Federal Home Loan
       Mortgage Corporation                         6,697                 54                  -               6,751
     Federal National Mortgage
       Association                                  8,643                 28                  -               8,671
                                         -----------------  -----------------  -----------------   -----------------
                    Total                $        613,823   $          5,804   $           (781)   $        618,846
                                         =================  =================  =================   =================

                                                                            1999
                                         ---------------------------------------------------------------------------
                                                                 Gross              Gross             Estimated
                                            Amortized          Unrealized         Unrealized            Market
                                               Cost              Gains              Losses              Value
                                         -----------------  -----------------  -----------------   -----------------
Available for Sale
     Government National
        Mortgage Association             $         67,652   $            229   $          (989)    $         66,892
     Federal Home Loan
        Mortgage Corporation                      133,200                321             (1,007)            132,514
     Federal National Mortgage
        Association                               307,302                715             (5,990)            302,027
     Collateralized mortgage
        obligations                               185,222              3,509                  -             188,731
                                         -----------------  -----------------  -----------------   -----------------
                    Total                $        693,376   $          4,774   $         (7,986)   $        690,164
                                         =================  =================  =================   =================
Held to Maturity
     Government National
        Mortgage Association             $        723,307   $          7,239   $           (264)   $        730,282
     Federal Home Loan
        Mortgage Corporation                        9,383                 16                 (7)              9,392
     Federal National Mortgage
        Association                                10,695                  -                  -              10,695
                                         -----------------  -----------------  -----------------   -----------------
                    Total                $        743,385   $          7,255   $           (271)   $        750,369
                                         =================  =================  =================   =================

The amortized cost and estimated market value of mortgage-backed securities at December 31, 2000, by contractual maturity, are shown below. Mortgage-backed securities provide for periodic payments of principal and interest. Due to expected repayment terms being significantly less than the underlying mortgage loan pool contractual maturities, the estimated lives of these securities could be significantly shorter.

                                                 Available for Sale                      Held to Maturity
                                         ------------------------------------  -------------------------------------
                                                               Estimated                              Estimated
                                            Amortized            Market           Amortized             Market
                                               Cost              Value               Cost               Value
                                         -----------------  -----------------  -----------------   -----------------

     Due after one year through
       five years                        $         16,438   $         16,429   $              -    $              -
     Due after five years through
       ten years                                   60,444             60,783              6,696               6,750
     Due after ten years                          525,014            531,838            607,127             612,096
                                         -----------------  -----------------  -----------------   -----------------
                    Total                $        601,896   $        609,050   $        613,823    $        618,846
                                         =================  =================  =================   =================

5.    LOANS RECEIVABLE

Loans receivable consists of the following:

                                                                                     2000                1999
                                                                               -----------------   -----------------
Mortgage loans:
     One-to-four family                                                      $       19,112,044 $        17,811,141
     Home equity                                                                        733,458             775,417
     Construction                                                                        34,464           1,573,450
     Commercial                                                                       1,249,845           1,069,936
                                                                               -----------------   -----------------
                                                                                     21,129,811          21,229,944
                                                                               -----------------   -----------------
Consumer loans:
     Share loans                                                                        173,207             144,126
     Automobile loans                                                                   383,942             513,457
     Other                                                                              164,898             270,104
                                                                               -----------------   -----------------
                                                                                        722,047             927,687
                                                                               -----------------   -----------------
Commercial lines of credit                                                              736,464             564,473
                                                                               -----------------   -----------------
                    Subtotal                                                         22,588,322          22,722,104
Less:
     Allowance for loan losses                                                          202,533             203,648
                                                                               -----------------   -----------------
                    Total                                                      $     22,385,789    $     22,518,456
                                                                               =================   =================

The Company's primary business activity is with customers located within its local trade area. Residential, consumer, and commercial loans are granted. Although the Company has a diversified loan portfolio at December 31, 2000 and 1999, the repayment of these loans is dependent upon the local economic conditions in its immediate trade area.

Activity in the allowance for loan losses for the years ended December 31, is as follows:

                                                                                     2000                1999
                                                                               -----------------   -----------------
     Balance, January 1                                                        $        203,648    $        138,860
     Add:
       Provisions charged to operations                                                  69,603              65,831
       Loan recoveries                                                                   20,060                 430

     Less loans charged off                                                              90,778               1,473
                                                                               -----------------   -----------------
     Balance, December 31                                                      $        202,533    $        203,648
                                                                               =================   =================

The Company had nonaccrual loans of $72,729 and $38,720 at December 31, 2000 and 1999, respectively, which in management's opinion did not meet the definition of impaired. Interest income on loans would have been increased by $3,524 and $997, respectively, if these loans had performed in accordance with their original terms.

In the normal course of business, loans are extended to directors, executive officers, and their associates. A summary of loan activity for those directors, executive officers, and their associates with aggregate loan balances in excess of $60,000 for the year ended December 31, 2000, is as follows:

          1999            Additions          Repayments             2000
    -----------------  -----------------  -----------------   -----------------

    $        287,145   $               -  $        142,553    $        144,592

6.    ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

                                                             2000                1999
                                                       -----------------   -----------------
     Investment securities                             $          6,198    $         56,730
     Mortgage-backed securities                                  10,916              14,160
     Interest-bearing deposits                                    1,211                 888
     Loans receivable                                           117,087             109,019
                                                       -----------------   -----------------
                  Total                                $        135,412    $        180,797
                                                       =================   =================

7.    PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

                                                             2000                1999
                                                       -----------------   -----------------
     Land and improvements                             $          7,900    $          7,900
     Buildings and improvements                                 254,384             254,384
     Furniture and equipment                                    197,018             177,976
                                                       -----------------   -----------------
                                                                459,302             440,260
     Less accumulated depreciation                              242,401             214,433
                                                       -----------------   -----------------
                    Total                              $        216,901    $        225,827
                                                       =================   =================

Depreciation expense for the years ended December 31, 2000 and 1999 was $29,003 and $26,747, respectively.

8.    FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the FHLB System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than the greater of one percent of its outstanding home loans or five percent of its outstanding notes payable to the FHLB of Pittsburgh as calculated at December 31 of each year.

9.    DEPOSITS

Comparative details of deposits are as follows:

                                                     2000                                      1999
                                      ------------------------------------     -------------------------------------
                                           Amount               %                   Amount                %
                                      -----------------  -----------------     -----------------   -----------------
Noninterest-bearing                   $      1,027,617               5.87 %    $        914,839                5.53 %
                                      -----------------  -----------------     -----------------   -----------------
Interest-bearing
     Savings                                 4,484,013              25.63             3,739,191               22.59
     NOW checking                            1,449,259               8.28             1,479,222                8.94
                                      -----------------  -----------------     -----------------   -----------------
                                             5,933,272              33.91             5,218,413               31.53
                                      -----------------  -----------------     -----------------   -----------------
Time certificates of deposit
     2.00 - 3.99%                                    -                  -               710,393                4.29
     4.00 - 5.99%                            4,765,466              27.23             5,566,611               33.63
     6.00 - 7.99%                            5,576,135              31.87             3,954,869               23.89
     8.00 - 9.99%                              195,733               1.12               186,419                1.13
                                      -----------------  -----------------     -----------------   -----------------
                                            10,537,334              60.22            10,418,292               62.94
                                      -----------------  -----------------     -----------------   -----------------
               Total                  $     17,498,223             100.00 %    $     16,551,544              100.00 %
                                      =================  =================     =================   =================

The aggregate  amount of certificates of deposit with a minimum  denomination of
$100,000  was   $1,171,972  and  $1,255,737  at  December  31,  2000  and  1999,
respectively. Deposits in excess of $100,000 are not federally insured.

The scheduled maturities of time certificates of deposit as of December 31, 2000 are as follows:

     Three months or less                                                                          $        234,442
     Three to six months                                                                                    103,956
     Six to twelve months                                                                                   626,634
     Over twelve months                                                                                     206,940
                                                                                                   -----------------
          Total                                                                                    $      1,171,972
                                                                                                   =================

Interest expense by deposit category for the years ended December 31, is as follows:

                                                                                     2000                1999
                                                                               -----------------   -----------------
     Savings                                                                   $        124,176    $         90,408
     NOW                                                                                 29,387              29,217
     Time certificates of deposit                                                       595,597             518,798
                                                                               -----------------   -----------------
           Total                                                               $        749,160    $        638,423
                                                                               =================   =================

BORROWED FUNDS

Borrowed funds consist of fixed rate, adjustable rate and convertible rate advances from the FHLB of Pittsburgh as follows:

                                             Interest
                 Maturity                      Rate                                  2000                1999
     ---------------------------------   -----------------                     -----------------   -----------------
     January 24, 2000                         6.44%                            $              -    $      2,000,000
     December 30, 2000                        4.06%                                           -           2,537,500
     December 30, 2001                        6.64%                                     750,000                   -
     May 27, 2003                             7.54%                                   1,000,000                   -
     October 16, 2003                         6.28%                                           -           1,000,000
     December 17, 2004                        5.60%                                           -           2,000,000
     December 22, 2005, convertible           5.36%                                   1,000,000                   -
     January 22, 2009, convertible            4.99%                                   2,000,000           2,000,000
     May 19, 2010, convertible                6.75%                                   1,000,000                   -
                                                                               -----------------   -----------------
                                                                               $      5,750,000    $      9,537,500
                                                                               =================   =================

The Bank has the capability to borrow additional funds through a credit arrangement with the FHLB. This credit arrangement is subject to annual renewal and incurs no service charges. Borrowings are secured by a blanket security agreement on certain investment and mortgage-backed securities, qualifying residential mortgages, and the Bank's investment in FHLB stock. As of December 31, 2000, the Bank's maximum borrowing capacity with the FHLB was approximately $18 million.

11.   INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, are summarized as follows:

                                                                                     2000                1999
                                                                               -----------------   -----------------
Current payable (receivable):
     Federal                                                                   $        (68,019)   $         84,953
     State                                                                                    -                   -
                                                                               -----------------   -----------------
                                                                                        (68,019)             84,953
Deferred taxes                                                                           (4,039)            (35,938)
Change in valuation allowance                                                            10,855              (6,181)
                                                                               -----------------   -----------------
                         Total                                                 $        (61,203)   $          42,834
                                                                               =================   =================

The following temporary differences gave rise to the net deferred tax assets:

                                                                                     2000                1999
                                                                               -----------------   -----------------
Deferred tax assets:
     Allowance for loan losses                                                 $         67,624    $         69,240
     Net unrealized loss on securities                                                   30,116             124,340
     Accrual to cash adjustment                                                          54,608              64,683
     Deferred loan fees                                                                   6,590               6,443
     Management recognition plan                                                          6,758               5,504
     State net operating loss carryforward                                               15,308               4,453
                                                                               -----------------   -----------------
                    Total gross deferred tax assets                                     181,004             274,663
                    Less valuation allowance                                            (15,308)             (4,453)
                                                                               -----------------   -----------------
                          Total deferred tax assets                                     165,696             270,210
                                                                               -----------------   -----------------
Deferred tax liabilities:
     Premises and equipment                                                              14,117              17,591
                                                                               -----------------   -----------------
                    Total gross deferred tax liabilities                                 14,117              17,591
                                                                               -----------------   -----------------
                          Net deferred tax assets                              $        151,579    $        252,619
                                                                               =================   =================

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

                                                      2000                                     1999
                                      -------------------------------------     ------------------------------------
                                                                % of                                     % of
                                                              Pre-tax                                  Pre-tax
                                           Amount              Income                Amount              Loss
                                      ------------------  -----------------     -----------------  -----------------
Provision (benefit) at
  statutory rate                      $        (57,664)             (34.0) %    $        51,361               34.0 %
Tax-exempt income                                 (531)              (0.4)               (4,104)              (2.7)
Other                                           (3,008)              (1.7)               (4,423)              (2.9)
                                      ------------------  -----------------     -----------------  -----------------
     Actual tax expense (benefit)
        and effective rate            $        (61,203)             (36.1) %    $        42,834               28.4 %
                                      ==================  =================     =================  =================

The Bank is subject to the Pennsylvania Mutual Thrift Institution's tax that is calculated at 11.5 percent of earnings based on generally accepted accounting principles with certain adjustments.

12.   EMPLOYEE BENEFITS

Simplified Employee Pension Plan ("SEP")
----------------------------------------

The Company maintains a SEP plan that provides for an annual contribution at the discretion of the Board of Directors up to 15 percent of the eligible employee's compensation. Employees are eligible when they attain the age of 21, have worked for the Company at least one and a half of the immediately preceding five plan years, and have received annual compensation of at least three hundred dollars. No contributions were made in 2000 and 1999.

Directors Consultation and Supplemental Executive Retirement Plans
------------------------------------------------------------------

The Company maintains a nonqualified Directors Consultation and Retirement Plan (the "Directors Plan") to provide post-retirement benefits over a period of ten years to members of the Board of Directors who have completed at least ten years of service and have attained the age of 60. Pursuant to the Directors Plan, benefits become fully vested and payable upon disability, death, or change of control of the Company. No expense was incurred for the years ended December 31, 2000 and 1999, respectively.

The Company also maintains a nonqualified Supplemental Executive Retirement Plan (the "Plan") to provide an executive officer with post-retirement benefits for a period of ten years, provided an officer has at least 25 years of service at retirement at age 65. Pursuant to the Plan, benefits become fully vested and payable upon disability, death, or change of control of the Company. Total expenses incurred amounted to $40,603 and $42,063 for the years ended December 31, 2000 and 1999, respectively.

The assumptions of 6.50 percent and 5.00 percent for the discount rate and rate of compensation increase, respectively, were used in determining net periodic post-retirement costs for the Directors Consultation and Retire-ment Plan and Supplemental Retirement Plan for the executive officers in 2000 and 1999.

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

The following table presents share data related to the outstanding options:

                                                               Weighted-                              Weighted-
                                                                average                                average
                                                                Exercise                               Exercise
                                               2000              Price               1999               Price
                                         -----------------  -----------------  -----------------   -----------------
     Outstanding, beginning                        16,423    $          8.50                  -      $            -
       Granted                                          -                  -             16,423                8.50
       Exercised                                        -                  -                  -                   -
       Forfeited                                        -                  -                  -                   -
                                         -----------------                     -----------------
     Outstanding, ending                           16,423    $          8.50             16,423     $          8.50
                                         =================                     =================
     Exercisable at year-end                        3,285    $          8.50                  -     $             -
                                         =================                     =================

-----------------

The following table summarizes the characteristics of stock options at December 31, 2000:

                                                Outstanding                                  Exercisable
                               -----------------------------------------------      -------------------------------
                                                                    Average                              Average
                                                    Average        Exercise                             Exercise
     Exercise Price                Shares            Life            Price              Shares            Price
     ----------------------    ---------------    ------------    ------------      ----------------   ------------

        $ 8.50                     16,423            8.03            $ 8.50              3,285            $ 8.50

The Company accounts for its stock option plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under this Opinion, no compensation expense has been recognized with respect to the plan because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date.

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted and vested in 2000 was estimated using the following weighted-average assumptions for grants in 1999:
(1) expected dividend yields were zero percent; (2) risk-free interest rates ranging from 4.95 percent; (3) expected volatility ranging from 32.0 percent; and (4) expected lives of options ranging from 8.03 years. Had compensation expense for the stock option plans been recognized in accordance with the fair value accounting standards, the effect on the Company's net income and earnings per share for 2000 would have been insignificant.

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

Compensation expense for the ESOP was $30,358 and $35,780 for the years ended December 31, 2000 and 1999, respectively.

     --------------------------------------------------

                                                                                     2000                1999
                                                                               -----------------   -----------------
     Allocated shares                                                                     2,856                 952

     Shares released for allocation                                                       1,904               1,904

     Unreleased shares                                                                   14,284              16,188
                                                                               -----------------   -----------------
     Total ESOP shares                                                                   19,044              19,044
                                                                               =================   =================
     Fair value of unreleased shares                                           $         82,133    $        137,598
                                                                               =================   =================

Restricted Stock Plan ("RSP")
-----------------------------

In 1999, the Board of Directors adopted a RSP for directors, officers, and employees. The objective of this plan is to enable the Company and the Bank to retain its corporate officers, key employees, and directors who have the experience and ability necessary to manage these entities. Directors, officers, and key employees who are selected by members of a Board-appointed committee are eligible to receive benefits under the RSP. The non-employee directors of the Company and the Bank serve as trustees for the RSP, and have the responsibility to invest all funds contributed by the Bank to the Trust created for the RSP.

In 1999, the Trust purchased, with funds contributed by the Bank, 9,522 shares of the common stock of the Company, of which 1,904 shares were issued to directors, and 4,948 shares were issued to officers in 1999. As of December 31, 2000, 2,670 shares remained unissued. Directors, officers, and key employees who terminate their association with the Company shall forfeit the right to any shares which were awarded but not earned.

The Company granted a total of 6,852 shares of common stock on January 11, 1999, of which, under the plan, shares vest over a five-year period for directors, officers, and employees beginning January 11, 2000. At December 31, 2000, there were 1,370 shares vested. The RSP shares purchased initially will be excluded from stockholders' equity. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date, pro rata, over the years during which the shares are payable and recorded as an addition to the stockholders' equity.

Net compensation expense attributable to the RSPs amounted to $16,187 for the years ended December 31, 2000 and 1999.

13.   COMMITMENTS AND CONTINGENT LIABILITIES

Commitments
-----------

In the normal course of business, the Company makes various commitments that are not reflected in the accompanying consolidated financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary. Commitments generally have fixed expiration dates within one year of their origination.

-----------
The off-balance sheet commitments were comprised of the following:

                                                                                     2000                1999
                                                                               -----------------   -----------------
     Commitments to extend credit:
        Fixed rate commitments                                                 $        105,536    $      1,581,250
        Variable rate commitments                                                       493,600             444,588
                                                                               -----------------   -----------------
               Total commitments to extend credit                                       599,136           2,025,838
     Letters of credit                                                                   10,000                   -
                                                                               -----------------   -----------------
               Total                                                           $        609,136    $      2,025,838
                                                                               =================   =================

The fixed interest rate on residential mortgage loan commitments was 8.5 percent at December 31, 2000.

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

As of December 31, 2000 and 1999, the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, Tier 1 Leverage capital, and Tangible equity capital ratios must be at least 10.0 percent, 6.0 percent, 5.0 percent, and 1.5 percent, respectively.

The following table reconciles the Company's capital under generally accepted accounting principles to regulatory capital.

                                                                                     2000                1999
                                                                               -----------------   -----------------
     Total capital                                                             $      2,790,216    $      2,692,608
     Accumulated other comprehensive loss                                                58,460             241,366
                                                                               -----------------   -----------------
     Tier I, core, and tangible capital                                               2,848,676           2,933,974

     Allowance for loan losses                                                          180,627             187,263
                                                                               -----------------   -----------------
     Risk-based capital                                                        $      3,029,303    $      3,121,237
                                                                               =================   =================

The consolidated capital position of the Company does not materially differ from the Bank's; therefore, the following table sets forth the Company's capital position and minimum requirements for the years ended December 31:

                                                       2000                                     1999
                                        ------------------------------------     ------------------------------------
                                             Amount             Ratio                 Amount             Ratio
                                        -----------------  -----------------     -----------------  -----------------
Total Capital
  (to Risk-weighted Assets)
  -------------------------

Actual                                  $      3,029,303               21.0 %    $      3,121,237               20.5 %
For Capital Adequacy Purposes                  1,154,259                8.0             1,216,249                8.0
To Be Well Capitalized                         1,442,824               10.0             1,520,311               10.0

Tier I Capital
  (to Risk-weighted Assets)
  -------------------------

Actual                                  $      2,848,676               19.7 %    $      2,933,974               19.3 %
For Capital Adequacy Purposes                    577,130                4.0               608,124                4.0
To Be Well Capitalized                           865,694                6.0               912,187                6.0

Core Capital
  (to Adjusted Assets)
  --------------------

Actual                                  $      2,848,676               10.6 %    $      2,933,974                9.8 %
For Capital Adequacy Purposes                  1,075,360                4.0               900,466                4.0
To Be Well Capitalized                         1,344,200                5.0             1,500,777                5.0

Tangible Capital
  (to Adjusted Assets)
  --------------------

Actual                                  $      2,848,676               10.6 %    $      2,933,974                9.8 %
For Capital Adequacy Purposes                    806,520                3.0               450,233                1.5
To Be Well Capitalized                               N/A                N/A                   N/A                N/A

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

15.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at December 31, are as follows:

                                                        2000                                   1999
                                         ------------------------------------  -------------------------------------
                                             Carrying             Fair             Carrying              Fair
                                              Value              Value              Value               Value
                                         -----------------  -----------------  -----------------   -----------------
Financial assets:
     Cash and due from banks,
        interest-bearing deposits
        in other banks                   $        802,288   $        802,288   $        790,785    $        790,785
     Certificates of deposit in
        other banks                               100,000            100,000            100,000             100,000
     Investment securities:
           Available for sale                   1,249,382          1,249,382          3,323,894           3,323,894
           Held to maturity                             -                  -            145,000             144,870
     Mortgage-backed securities:
           Available for sale                     609,050            609,050            690,164             690,164
           Held to maturity                       613,823            618,846            743,385             750,369
     Loans receivable                          22,385,789         22,911,000         22,518,456          21,624,939
     Accrued interest receivable                  135,412            135,412            180,797             180,797
     FHLB stock                                   287,500            287,500            564,900             564,900
                                         -----------------  -----------------  -----------------   -----------------
        Total                            $     26,183,244   $     26,713,478   $     29,057,381    $     28,170,718
                                         =================  =================  =================   =================

Financial liabilities:
     Deposits                            $     17,498,223   $     17,607,000   $     16,551,544    $     16,369,247
     Borrowed funds                             5,750,000          5,633,000          9,537,500           9,354,042
     Advances by borrowers
        for taxes and insurance                   265,073            265,073            275,758             275,758
     Accrued interest payable                      39,007             39,007            150,202             150,202
                                         -----------------  -----------------  -----------------   -----------------
        Total                            $     23,552,303   $     23,544,080   $     26,515,004    $     26,149,249
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

16. CONDENSED FINANCIAL INFORMATION OF CARNEGIE FINANCIAL CORPORATION (PARENT COMPANY ONLY)


                             CONDENSED BALANCE SHEET

                                                                                       December 31,
                                                                              2000                     1999
                                                                      ----------------------   ----------------------
ASSETS
     Cash and due from banks                                          $             107,063    $             145,546
     Investment securities available for sale                                             -                  233,146
     Investment in subsidiary bank                                                2,717,239                2,234,680
     Loan receivable from ESOP                                                      140,926                  161,874
     Other assets                                                                         -                   78,597
                                                                      ----------------------   ----------------------
                   TOTAL ASSETS                                       $           2,965,228    $           2,853,843
                                                                      ======================   ======================
                  LIABILITIES AND STOCKHOLDERS' EQUITY
     Dividends payable                                                $                   -    $              22,478
     RSP payable                                                                     57,640                   64,750
     Other liabilities                                                              117,372                   74,007
     Stockholders' equity                                                         2,790,216                2,692,608
                                                                      ----------------------   ----------------------
TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY                                             $           2,965,228    $           2,853,843
                                                                      ======================   ======================


                          CONDENSED STATEMENT OF INCOME

                                                                                 Year Ended December 31,
                                                                              2000                     1999
                                                                      ----------------------   ----------------------
INCOME
     Interest income                                                  $              17,090    $              30,304

EXPENSES                                                                             23,268                   43,330
                                                                      ----------------------   ----------------------
Loss before equity in undistributed
  earnings of subsidiary                                                             (6,178)                 (13,026)

Equity in undistributed earnings of subsidiary
                                                                                   (102,219)                 121,256
                                                                      ----------------------   ----------------------
NET INCOME (LOSS)                                                     $            (108,397)   $             108,230
                                                                      ======================   ======================

16. CONDENSED FINANCIAL INFORMATION OF CARNEGIE FINANCIAL CORPORATION (PARENT COMPANY ONLY) (Continued)


                        CONDENSED STATEMENT OF CASH FLOWS

                                                                       Year Ended December 31,
                                                                          2000         1999
                                                                       ---------    ---------

OPERATING ACTIVITIES
     Net income (loss)                                                 $(108,397)   $ 108,230
     Adjustments  to  reconcile  net  income  (loss)  to
        net  cash  provided  by operating activities:
            Equity in undistributed loss (income) of subsidiary          102,219     (121,256)
            Other, net                                                   (52,334)      77,038
                                                                       ---------    ---------
                Net cash provided by (used for) operating activities     (58,512)      64,012
                                                                       ---------    ---------
INVESTING ACTIVITIES
     Maturity of investment securities available for sale                250,000         --
     Additional investment at subsidiary bank                           (250,919)    (350,000)
     Payments from ESOP                                                   20,948       19,044
                                                                       ---------    ---------
                Net cash provided by (used for) investing activities      20,029     (330,956)
                                                                       ---------    ---------
FINANCING ACTIVITIES
     Common stock acquired by RSP                                              -      (80,937)
     Purchase of treasury stock, at cost                                       -     (129,506)
                                                                       ---------    ---------
                Net cash used for financing activities                         -     (210,443)
                                                                       ---------    ---------
                Decrease in cash                                         (38,483)    (477,387)

CASH AT BEGINNING OF PERIOD                                              145,546      622,933
                                                                       ---------    ---------

CASH AT END OF PERIOD                                                  $ 107,063    $ 145,546
                                                                       =========    =========